Exhibit 99.36

Annual Information Form

For the Year Ended December 31, 2019

March 23, 2020

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

TABLE OF CONTENTS

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS	3
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
DESCRIPTION OF THE BUSINESS	14
MINERAL PROJECTS	21
RISK FACTORS	64
DESCRIPTION OF CAPITAL STRUCTURE	75
DIVIDENDS	76
MARKET FOR SECURITIES	77
DIRECTORS AND OFFICERS	77
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	80
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	80
TRANSFER AGENTS AND REGISTRARS	81
MATERIAL CONTRACTS	81
INTERESTS OF EXPERTS	81
AUDIT COMMITTEE INFORMATION	82
ADDITIONAL INFORMATION	84
SCHEDULE “A”	85

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS

GENERAL

In this Annual Information Form (“AIF”), Orla Mining Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Orla”. Unless otherwise stated, all information contained in this AIF is as at December 31, 2019, being the date of the Company’s most recently completed financial year.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2019, which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to Canadian (“$” or “C$”) and United States dollars (“US dollars” or “US$”). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. Unless otherwise indicated, United States dollar amounts have been converted to Canadian dollars at the indicative exchange rate on December 31, 2019, as quoted by the Bank of Canada, of US$0.7699 = C$1.00.

GOLD PRICES

The high, low, average, and closing London PM fix gold (“gold” or “Au”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2019, as quoted by the London Bullion Market Association, were as follows:

		Year Ended December 31
		2019		2018		2017
High	US$	1,546	US$	1,355	US$	1,346
Low	US$	1,270	US$	1,178	US$	1,151
Average	US$	1,393	US$	1,268	US$	1,257
Closing	US$	1,515	US$	1,282	US$	1,291

SILVER PRICES

The high, low, average, and closing London fix silver (“silver” or “Ag”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2019, as quoted by the London Bullion Market Association, were as follows:

		Year Ended December 31
		2019		2018		2017
High	US$	19.31	US$	17.52	US$	18.56
Low	US$	14.38	US$	13.97	US$	15.22
Average	US$	16.21	US$	15.71	US$	17.05
Closing	US$	18.05	US$	15.47	US$	16.87

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources and Mineral Reserves (each as defined herein), expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined herein); Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on the Company’s mineral properties, the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Project Mineral Resource estimate, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; (iii) delays in or failures to enter into an agreement with the Adjacent Owner with respect to the Camino Rojo Project; (iv) health, safety and environmental risks; (v) success of exploration, development and operation activities; (vi) risks relating to foreign operations and expropriation or nationalization of mining operations; (vii) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (viii) delays in getting access from surface rights owners; (ix) uncertainty in estimates of production, capital and operating costs and potential of production and cost overruns; (x) the impact of Panamanian or Mexican laws regarding foreign investment; (xi) the fluctuating price of gold and silver; (xii) assessments by taxation authorities in multiple jurisdictions; (xiii) uncertainties related to title to mineral properties; (xiv) the Company’s ability to identify, complete and successfully integrate acquisitions; and (xv) volatility in the market price of Company's securities.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com.

Investors are cautioned that all of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner. Delays in, or failure to obtain, such agreement would affect the development of a significant portion of the Mineral Resources of the Camino Rojo property that are not included in the Feasibility Study, in particular by limiting access to significant mineralized material at depth. There can be no assurance that Orla will be able to negotiate such agreement on terms that are satisfactory to Orla or that there will not be delays in obtaining the necessary agreement. However, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in Orla’s Feasibility Study dated June 25, 2019.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by Hans Smit, P.Geo., the former Chief Operating Officer and a former director of the Company (“Director”). Mr. Smit is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimations are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED, AND INFERRED MINERAL RESOURCES

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Standards. United States reporting requirements are currently governed by the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this AIF may not qualify as “reserves” under SEC Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange (the “TSXV”)). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the Canada Business Corporations Act (the “CBCA”). Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco (the “Arrangement”) was affected. Pursuant to the Arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 202 – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among Orla and its material subsidiaries, including their respective jurisdictions of incorporation.

Inactive subsidiaries and those with both less than 10% of the total assets of the Company and 10% of the total revenues of the Company are excluded. As required under Mexican corporate law, Minera Camino Rojo SA de CV (“Minera Camino Rojo”) has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by a Canadian subsidiary of the Company, which holds its shares in trust for the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Orla is a Canadian company listed on the Toronto Stock Exchange (“TSX”). The Company's focus is on the acquisition, exploration, and development of mineral exploration and exploitation opportunities in which the Company's exploration, development and operating expertise could substantially enhance shareholder value. The Company currently has two core projects – the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”) and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”).

The Camino Rojo Project is an advanced gold oxide heap leach project in a low risk jurisdiction, which leverages management’s and the Company’s Board of Directors’ (the “Board” or “Board of Directors”) extensive exploration, development, and operating experience in Mexico. The Camino Rojo Project boasts a large prospective land package covering over 163,000 hectares (“ha”). Access and infrastructure are excellent with a paved highway and powerline nearby. A NI 43-101 technical report dated June 25, 2019 containing current Mineral Resource and Mineral Reserve estimations for the Camino Rojo Project and operating plan has been filed under the Company’s profile on SEDAR at www.sedar.com. For further details regarding the Camino Rojo Project, see “Mineral Projects – Camino Rojo Project”.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term oxide gold production scenario and various exploration targets. The Cerro Quema Project concession covers 14,800 ha and boasts paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. For further details regarding the Cerro Quema Project, see “Mineral Projects – Cerro Quema Project”.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY OF ORLA

Orla’s history prior to the appointment of management in June 2015 is not material to the current business of the Company.

Subsequent to the appointment of management in June 2015 and prior to the acquisition of Pershimco by Orla in December 2016, the principal activities of Orla included:

•	On June 10, 2015, Orla announced that, at the annual and special shareholders meeting, the shareholders of the Company approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” The name change was effective on June 12, 2015 and at market open on June 12, 2015, the Company’s common shares (the “Old Orla Shares”) commenced trading on the TSX Venture Exchange (“TSXV”) under the name “Orla Mining Ltd.” with the new trading symbol “OLA”.

•	On July 8, 2016, Orla closed a non-brokered private placement financing for gross proceeds of C$7,000,000. The Company issued 14,000,000 units (each, a “2016 Unit”) at a price of C$0.50 per 2016 Unit. Each 2016 Unit consisted of one Old Orla Share and one-half of one common share purchase warrant (each whole warrant, a “July 2021 Warrant”). Each July 2021 Warrant entitles the holder to purchase one Old Orla Share at an exercise price of C$0.62 until July 8, 2021. These July 2021 Warrants became exercisable for Common Shares (as defined below) in connection with the Arrangement, as discussed below. Insiders of the Company accounted for approximately 46% of the total financing. The Company used the net proceeds to further asset review and evaluation opportunities, and for general working capital purposes.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

THREE YEAR HISTORY OF PERSHIMCO

Prior to the acquisition of Pershimco by Orla in December 2016, the principal activities of Pershimco included:

•	On January 28, 2014, Pershimco closed a non-brokered private placement with Agnico Eagle Mines Limited (“Agnico Eagle”) and Sentient Executive GP IV Limited (“Sentient”) for aggregate gross proceeds of C$11,198,692.

•	In July 2014, Pershimco issued its prefeasibility study of the Cerro Quema Project, which was intended to help determine the value of the Mineral Reserves contained in the oxidized gold domain of the La Pava and Quemita deposits. This study considered the work conducted by previous owners, as well as the work completed since Pershimco acquired the property.

•	On May 14, 2015, Pershimco completed a brokered private placement for aggregate gross proceeds of C$7,071,203. Agnico Eagle and Sentient participated, increasing each of their ownership percentages to 19.9% of the then outstanding common shares of Pershimco (the “Pershimco Shares”).

•	On May 16, 2015, the Autoridad Nacional del Medio Ambiente (“ANAM”) of Panama successfully completed public hearings on the Cerro Quema Project. During the hearings, ANAM heard the views of local leaders and residents concerning the Cerro Quema Project’s potential environmental and social impact. The ANAM public consultations represented a major milestone for Pershimco in order to initiate the technical review and recommendations on the ESIA.

•	On August 20, 2015, Pershimco completed a non-brokered private placement with EXP T1 Ltd., an affiliate of RK Mine Finance (“Red Kite”), for aggregate gross proceeds of C$3,266,000. The private placement was completed in connection with the arranging of a senior secured facility with Red Kite for US$15 million.

•	In November 2015, Pershimco acquired all the issued and outstanding shares of Aurum Exploration Inc. (“Aurum”), a Panamanian company, from Bellhaven Copper and Gold Inc., for cash consideration of US$140,000. The acquisition of Aurum gave Orla rights to certain concession applications along the Azuero mineralized belt.

THE PERSHIMCO ACQUISITION

On September 14, 2016, Orla and Pershimco entered into a definitive arrangement agreement (the “Arrangement Agreement”) to amalgamate the two companies by way of a court-approved Arrangement under the CBCA. Concurrently with entering into the Arrangement Agreement, Orla subscribed for 12,121,212 Pershimco Shares at a price of C$0.33 per Pershimco Share in a private placement for total gross proceeds to Pershimco of approximately C$4 million, representing approximately 4% of the Pershimco Shares on a pro forma basis. The private placement financing was not conditional on the completion of the Arrangement.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

In connection with the proposed Arrangement, Orla entered into an agreement with GMP Securities L.P. on behalf of a syndicate of agents (the “Agents”) to complete a private placement of subscription receipts (the “Subscription Receipts”) for total gross proceeds of approximately C$50 million at a price of C$1.75 per Subscription Receipt. The gross proceeds were held in escrow in order to be released immediately prior to the completion of the Arrangement upon the satisfaction of certain conditions. Each Subscription Receipt entitled the holder thereof to one Old Orla Share on satisfaction of the release conditions, which Old Orla Shares would then participate in the Arrangement, as discussed below. Insiders of Orla participated in the financing and subscribed for an aggregate of 12,604,000 Subscription Receipts representing 44.1% of the outstanding Subscription Receipts sold under the private placement, and minority shareholder approval was obtained for the insider participation.

On December 6, 2016, Orla announced the completion of the Arrangement and the release of the proceeds of the private placement of Subscription Receipts from escrow. The proceeds were used to repay any amounts owed to Red Kite, for exploration at the Cerro Quema Project and for general corporate purposes.

Under the Arrangement, each Orla shareholder received one common share of the amalgamated Orla entity (the “Common Shares”) in exchange for each Old Orla Share held. Each Pershimco shareholder received (i) 0.19 of a Common Share for each Pershimco Share held; and (ii) 0.04 of a class A common share of Orla. Each whole class A common share entitled its holder to receive, without payment of additional consideration, one Common Share conditional upon the issuance of a ministerial resolution by the Ministry of Environment of Panama, accepting the ESIA for the Cerro Quema Project on or prior to January 31, 2017. All outstanding options and warrants of both Orla and Pershimco were exchanged for equivalent securities of Orla in accordance with the Arrangement, while the outstanding restricted share units of Pershimco were paid out in either cash or Common Shares.

Following completion of the Arrangement, Orla had approximately 115.86 million Common Shares issued and outstanding with approximately 53.1% of the Common Shares being held by former shareholders of Orla and 46.9% of the Common Shares being held by former shareholders of Pershimco. Additionally, Orla had approximately 11.44 million class A shares issued and outstanding, which were all held by former shareholders of Pershimco. The 12,121,212 Pershimco Shares held by Orla were cancelled in connection with the Arrangement.

On December 7, 2016, the post-arrangement Common Shares commenced trading on the TSXV under the symbol OLA.

DEVELOPMENTS SUBSEQUENT TO THE PERSHIMCO ACQUISITION

On February 2, 2017 Orla announced that the ESIA was not received prior to January 31, 2017 and, as a result and in accordance with their terms, any right held by the holders of class A common shares to receive Common Shares was terminated

On June 21, 2017, Orla announced it had entered into an asset purchase agreement dated June 20, 2017, as amended (the “Camino Agreement”) pursuant to which Orla would acquire the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”) for consideration to Goldcorp consisting of 31,860,141 Common Shares and a 2.0% net smelter royalty (the “Camino Acquisition”). On November 7, 2017, Orla and Goldcorp Inc. completed the Camino Acquisition. Following the Camino Acquisition, Goldcorp held 31,860,141 Common Shares, representing 19.9% of the then outstanding Common Shares.

In addition, Orla and Goldcorp entered into an option agreement dated November 7, 2017 (the “Option Agreement”) regarding the potential future development of a sulphide operation at the Camino Rojo Project whereby Goldcorp will, subject to the sulphide project meeting certain thresholds, have an option to acquire a 60% to 70% interest in such sulphide project at the Camino Rojo Project. Orla will be the operator of the Camino Rojo Project and will have full rights to explore, evaluate, and exploit the property. However, in the event sulphide projects are defined through one or more positive pre-feasibility studies outlining a development scenario as outlined below, Goldcorp will have an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project.

In connection with the issuance of the Common Shares by the Company to Goldcorp, the parties entered into an investor rights agreement (the “IRA”). The IRA provides that (i) Goldcorp will not sell any of the Common Shares for a period of two years from the closing date, except in certain circumstances; (ii) for so long as Goldcorp maintains at least a 10.0% equity interest in the Company, it will have the right to participate in future equity offerings used to advance the Cerro Quema or Camino Rojo projects, in order to maintain its pro rata ownership and (iii) Goldcorp will have the right to appoint one nominee to the Board of Directors.

DEVELOPMENTS DURING 2018

On January 25, 2018, Orla entered into an agreement to acquire up to a 100% interest in the Monitor Gold exploration project (the “Monitor Gold Project”) covering approximately 2,800 ha in central Nevada. The agreement is structured as a lease between the vendor, Mountain Gold Claims LLC (“Mountain Gold”), a privately held Nevada company, Orla, and Monitor Gold Corporation, a wholly owned subsidiary of Orla. The agreement covers an initial 340 claims and is subject to a surrounding area of interest (the “AOI”) in which any additional mineral claims Orla acquires will become part of the lease and a right for Orla to acquire ownership of any claims required to develop a mining operation. Mountain Gold retains a 3% net smelter royalty covering the claims and any new claims in the AOI, with Orla having the right to purchase a portion of this royalty and a right of first refusal on the remaining portion. Pursuant to the terms of the agreement, Orla is required to make an advanced royalty payment of US$5,000 on execution of the agreement, and advanced royalty payments in the aggregate amount of US$525,000, as allocated per year in the agreement until the 10th anniversary date, and US$100,000 on the 11th anniversary date and each anniversary date thereafter. Orla has annual work commitments in the aggregate of US$155,000 for the first four years of the lease, and US$100,000 for the fifth year and each year thereafter. In addition, Orla will be required to make payments of US$50,000, US$150,000 and US$250,000, on each of the first, third and fifth anniversary dates, respectively, with such payments to be satisfied in cash or through the issuance of Common Shares, which shares will be issued at a price based on the closing price of the Common Shares on the date prior to the applicable anniversary date or such other price as may be required by the applicable stock exchange. On January 28, 2019, the Company issued 58,895 Common Shares at a deemed price of $1.10 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the first anniversary. The Monitor Gold Project is not considered to be a material project for the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

On February 15, 2018, Orla closed a bought deal financing with a syndicate of underwriters and issued 17,581,200 units (each, a “2018 Unit”) of Orla at a price of C$1.75 per 2018 Unit for gross proceeds of C$30,767,100 (the “2018 Offering”). Each 2018 Unit was comprised of one Common Share and one-half of one common share purchase warrant (each whole warrant, a “February 2021 Warrant”), where each full February 2021 Warrant entitles the holder to purchase one Common Share at a price of C$2.35 until February 15, 2021. The 2018 Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers led by GMP Securities L.P. The 2018 Units issued under the 2018 Offering were offered by way of short form prospectus in all the Provinces of Canada, other than Québec and sold elsewhere outside of Canada on a private placement basis. Goldcorp and Agnico Eagle each subscribed for such number of 2018 Units from the 2018 Offering as were necessary to maintain their ownership positions in Orla of approximately 19.9% and 9.9%, respectively. Orla utilized the net proceeds of the 2018 Offering for exploration and development activities at its Camino Rojo and Cerro Quema projects and for general corporate purposes.

On April 30, 2018, Mr. Etienne Morin was appointed as the new Chief Financial Officer of the Company.

On May 29, 2018, Orla announced the results of a positive preliminary economic assessment (“PEA”) and a Mineral Resource estimate on the Camino Rojo Project. See “Mineral Projects – Camino Rojo Project”.

On November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSXV.

On November 12, 2018, Mr. Jason Simpson assumed the role as the Company’s President and Chief Executive Officer upon the resignation of Mr. Marc Prefontaine. In addition to the role of President and Chief Executive Officer, Mr. Simpson was also appointed a Director of the Company.

DEVELOPMENTS DURING 2019

On March 11, 2019, the Company filed a short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof, having a total aggregate offering price for such securities, of up to $300,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective.

On April 18, 2019, Newmont Mining Corporation acquired all outstanding common shares of Goldcorp and the combined company became known as Newmont Goldcorp Corporation. Effective January 6, 2020, Newmont Goldcorp Corporation changed its name to Newmont Corporation (“Newmont”). By virtue of the takeover of Goldcorp by Newmont, Newmont assumed all rights and obligations of Goldcorp pursuant to all Goldcorp contracts with the Company. Where applicable, all future references in this AIF to Goldcorp have been changed to Newmont.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

On May 14, 2019, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 6,737,500 outstanding and unlisted July 2021 Warrants having an exercise price of $0.62 and expiring on July 8, 2021. The Incentive Program was designed to encourage the early exercise of the 2021 Warrants during a 30-day early exercise period commencing June 13, 2019 and ending on July 12, 2019 (the “Incentive Period”). Pursuant to the Incentive Program, the holders of the July 2021 Warrants (the “Warrantholders”) were entitled to receive one full new warrant (the “Incentive Warrant”) upon the exercise of each July 2021 Warrant during the Incentive Period. Pursuant to the Incentive Program, 5,842,500 July 2021 Warrants were exercised, resulting in total gross proceeds to the Company of $3,622,350. The Incentive Program resulted in the Company issuing 5,842,500 Common Shares and 5,842,500 Incentive Warrants exercisable into one Common Share at a price of $1.65 for a period of three years expiring on June 12, 2022. Subsequent to the expiry of the Incentive Period, an additional 325,000 of the July 2021 Warrants were exercised by Warrantholders, leaving 570,000 of the July 2021 Warrants outstanding.

At the 2019 shareholder meeting, Elizabeth McGregor was elected as a Director of the Company, and Hans Smit ceased as a Director of the Company.

On June 25, Orla announced the results of its Positive Feasibility Study on the Camino Rojo Oxide Gold Project located in Zacatecas state, Mexico. Subsequently on August 6, 2019, an independent technical report titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “Camino Rojo Report”) was filed under the Company’s profile on SEDAR at www.sedar.com. See “Mineral Projects – Camino Rojo Project”.

The Company announced on September 9, 2019 that the Company has awarded the engineering, procurement and construction management (“EPCM”) contract for the Camino Rojo Project to M3 Engineering & Technology Corporation, a full service EPCM firm headquartered in Tucson, Arizona.

On December 18, 2019, the Company entered into a loan agreement (the “Loan Agreement”) with Trinity Capital Partners Corporation and a syndicate of other lenders (which include Agnico Eagle, Pierre Lassonde and three Directors of the Company) (collectively, the “Lenders”) with respect to a secured project finance facility of up to US$125 million (the “Facility”) for the development of the Camino Rojo Project. The Facility is for a term of five years (ending December 18, 2024), bears interest at 8.8% per annum and is comprised of three tranches – an initial tranche of US$25 million (drawn down on December 18, 2019) and two subsequent tranches of US$50 million each which are available for drawdown upon satisfaction of certain conditions precedent, including the receipt of key permits required for the development of the Camino Rojo Project. The Company can prepay the Facility, in full or in part, at any time during the term, without penalty, with cash flow from operations. The terms of the Facility require no mandatory hedging, production payments, offtake, streams or royalties. In connection with the closing of the Facility, on December 18, 2019, the Company issued an aggregate of 32.5 million share purchase warrants (the “2026 Warrants”) to the Lenders having an exercise price of $3.00 per Common Share for a period of seven years expiring on December 18, 2026. Concurrent with the closing of the Facility, the Board approved the start of construction spending at Camino Rojo (for immediate needs such as detailed engineering and the ordering of long lead items such as the crushing system) and the commencement of project construction (subject to receipt of all required permits).

The Company announced on December 18, 2019 that it has received notification from the Mexican federal government environmental department known as SEMARNAT, granting approval to the Change of Land Use Permit, being one of the two key permits required for the development of the Camino Rojo Project.

Hans Smit ceased as Chief Operating Officer of the Company on December 31, 2019. Mr. Smit remains with the Company as a consultant and continues to act as Qualified Person to the Company.

On October 18, 2019, the Company entered into an investor rights agreement with Agnico Eagle (the "Investor Rights Agreement") pursuant to which, among other things, a previous participation right agreement dated January 26, 2019 between Agnico Eagle and the Company was terminated and Agnico Eagle was granted, subject to the terms and conditions set out in the Investor Rights Agreement, certain rights, including the right to participate in certain equity offerings undertaken by the Company and the right to nominate one member to the Company’s Board of Directors (which Agnico Eagle has indicated that it has no present intention of exercising). The Investor Rights Agreement also provides for certain limited restrictions on the transfer of Common Shares held by Agnico Eagle. The Investor Rights Agreement is available for review under the Company’s profile on SEDAR at www.sedar.com.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

DESCRIPTION OF THE BUSINESS

SUMMARY

As described above under “General Development of the Business”, the Company is a natural resource exploration and development company engaged in the business of acquisition and development of mineral properties whose current efforts are focused on its Camino Rojo Project and Cerro Quema Project. See “Mineral Projects – Camino Rojo Project” and “Mineral Projects – Cerro Quema Project”.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. Orla faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Company to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development or metal exploration. See “Financing Risks” and “Competition” under “Risk Factors”.

HEALTH AND SAFETY

The Company is committed to the health and safety of its employees and strives to create and maintain a safe working environment by complying with all applicable health and safety laws, rules, and regulations. Orla acknowledges that there are safety risks associated with its business and, through proactive risk management, continuously aims to minimize and control these risks. The Company now has a Health and Safety department with full time personnel at both Camino Rojo and Cerro Quema Projects and continues to develop Health and Safety policy and procedures. For 2019, there were no lost time injuries reported.

In order to ensure consistent oversight and proactive risk management, the Board has established an Environmental, Sustainability, Health & Safety Committee (discussed below in this AIF under the section entitled “Key Policies and Committees”) to assist the Board in its oversight role with respect to environmental, sustainability, health and safety matters concerning the Company. The Environmental, Sustainability, Health & Safety Committee is responsible for, among other things, ensuring that the Company provides training, instruction, and equipment to its personnel so that they may carry out their work in a manner that is safe for them and their colleagues.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

EMPLOYEES

As at December 31, 2019, the Company had 68 employees, which includes employees located in Canada (5), Panama (30) and Mexico (33). In addition, there were 25 contractors working on the Camino Rojo Project.

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

BANKRUPTCY AND SIMILAR PROCEDURES

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

FOREIGN OPERATIONS

The locations of the Company’s Camino Rojo Project in Mexico and Cerro Quema Project in Panama expose the Company to certain risks, including currency fluctuations and possible political or economic instability that may result in the impairment or loss of mining titles or other mineral rights and opposition from environmental or other non-governmental organizations. Mineral exploration and mining activities in foreign jurisdictions may also be affected in varying degrees by political stability and governmental regulations relating to the mining industry; labour unrest; expropriation; renegotiation or termination of existing concessions; ability of governments to unilaterally alter agreements; surface land access; illegal mining; changes in taxation policies or laws; and repatriation of funds. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the Company’s control and may adversely affect the Company’s business.

See “Risk Factors – Foreign Country and Political Risk”.

ENVIRONMENTAL AND CORPORATE SOCIAL RESPONSIBILITY

Mining, exploration, and development activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment at all phases of operation. These regulations govern exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances, and other matters. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located. Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of Orla during the 2019 financial year and are not expected to have a material effect during the 2020 financial year.

As noted above, the Board has established an Environmental, Sustainability, Health & Safety Committee which is responsible for all technical matters particularly as they apply to environmental, sustainability, health and safety concerns, assessing environmental risks and the Company’s risk management thereof.

The Company strives to actively engage and make positive contributions in the communities where it currently operates. In Panama, the Company has an active community relations program that includes provision of hot lunches to 5 to 15 year-old children studying in the 18 schools located within a 15 kilometre (“km”) radius of the Cerro Quema Project site, support for various local amateur sports teams, support for a youth orchestra in the town of Tonosi, Los Santos province, Panama, support for local fairs and cultural events, and support for specific local initiatives including the construction of a seniors’ centre in Tonosi.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Through agreements signed with the ejidos of San Tiburcio, El Berrendo and San Francisco de los Quijano, the Company provides social support, scholarships, and food to the local communities. The Company also has a significant community and social relations (“CSR”) program in addition to the requirements under the ejido agreements. The Company has a full-time community relations team for the Camino Rojo Project. The Company has contracted an independent consulting company to evaluate the CSR program and advise on its continued development.

KEY POLICIES AND COMMITTEES

CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers, and employees. The Code also addresses such important topics as diversity and workplace bullying and harassment and states that the Company is committed to fostering a work environment of mutual respect and tolerance for diversity and will not tolerate and is dedicated to preventing bullying and harassment of any kind. Employees are required to report any violations under the Code or the Company’s corporate governance policies in accordance with the Company’s internal Whistleblower Policy (a copy of which is attached to the Code), which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters, or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported. No complaints were received under the Whistleblower Policy in 2019. A copy of the Code is posted on SEDAR at www.sedar.com.

CORPORATE DISCLOSURE POLICY

The Company has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Company’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board of Directors, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Company’s non-public material information.

INSIDER TRADING POLICY

The Company has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company may have a business relationship.

SHARE OWNERSHIP POLICY

The Company has adopted a Share Ownership Policy in order to align the interests of the officers and Directors of the Company with those of the Company’s shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive Directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the Director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

CLAWBACK POLICY

The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent, and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING POLICY

The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY

The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

DIVERSITY POLICY

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief, or disability, amongst other things. The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas, and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures, and differences that employees possess.

In accordance with the Diversity Policy, the Corporate Governance & Nominating Committee will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the Corporate Governance and Nominating Committee will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The Corporate Governance & Nominating Committee will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Company has established a Diversity Policy, which sets out guidelines by which the Company will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Company, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance and Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The Corporate Governance & Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

•	competencies and skills each nominee will bring to the Board;
•	past business experience;
•	integrity;
•	industry knowledge;
•	ability to contribute to the success of the Company;
•	past experience as directors or management with potential candidates;
•	expected contribution to achieving an overall Board which can function as a high-performance team with sound judgment and proven leadership;
•	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and
•	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Representation of Members of Designated Groups on the Board and in Executive Officer Positions

The Company has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time. The Company believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the Diversity Policy.

CORPORATE SOCIAL RESPONSIBILITY POLICY

The Company is always committed to conducting its business in a responsible manner. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates and (iv) contribute to the sustainable development of those communities.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY POLICY

The Company is committed to meeting or surpassing regulatory requirements in all its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability, Health & Safety Policy. The Company will conduct all its operations in a manner that ensures full compliance with its Environmental, Sustainability, Health & Safety Policy, applicable legislation, and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risks and to enhance sustainable environmental practices. Orla will ensure that all its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

MANDATE OF THE BOARD OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Compensation Committee, the Environmental, Sustainability, Health & Safety Committee and the Corporate Governance & Nominating Committee. In order to clearly define its primary roles and responsibilities, the Board has adopted a Mandate of the Board of Directors.

AUDIT COMMITTEE

The primary functions of the Company’s Audit Committee are to provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight, and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own Code. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY COMMITTEE

The purpose of the Environmental, Sustainability, Health & Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices, and processes of the Company and monitor and review the regulatory issues related to health, safety, the environment, and sustainable development. The Environmental, Sustainability, Health & Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Company’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Company.

COMPENSATION COMMITTEE

The Compensation Committee has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Company’s compensation programs and the compensation of the Company’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Company’s material compensation programs meet the Company’s principles, objectives and risk profile and do not encourage excessive risk taking.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the Board of Directors effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating, and providing ongoing development for Directors.

The mandates/terms of reference for each of the Board, Environmental, Sustainability, Health & Safety Committee, Compensation Committee and Corporate Governance & Nominating Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.orlamining.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

REORGANIZATIONS

Other than the Arrangement, there have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

MINERAL PROJECTS

THE CAMINO ROJO PROJECT

The following disclosure relating to the Camino Rojo Project has been derived, in part, from the Camino Rojo Report for the Camino Rojo Project, prepared by Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”), Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”) and David Hawkins, C.P.G. of Barranca Group, LLC. The Camino Rojo Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

PROJECT DESCRIPTION, LOCATION AND ACCESS

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 km northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepcion del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito Mine. The Camino Rojo Project area is centered at approximately 244150E 2675900N UTM NAD27 Zone 14N.

Both Monterrey and Zacatecas have airports with regularly scheduled flights south to Mexico City or north to the USA. There are numerous gravel roads within the property linking the surrounding countryside with the two highways, Highways 54 and 62, which transect the property. In addition, there is a railway approximately 40 km east of San Tiburcio. There are very few locations within the property that are not readily accessible by four-wheel drive vehicles.

On the date of the Camino Rojo Report, the Camino Rojo property consisted of seven concessions held by Minera Camino Rojo S.A. de C.V. (“Minera Camino Rojo”), a subsidiary of Orla, covering in aggregate 163,127 ha, with one concession expiring in 2057 and the remaining seven expiring in 2058.

Pursuant to the agreement whereby Orla acquired the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”, which was subsequently acquired and is wholly-owned by Newmont), Newmont has a 2% NSR on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. A 0.5% royalty is also payable to the Mexican government as an Extraordinary Mining Duty, mandated by Federal law. A Special Mining Duty of 7.5% is also payable to the Mexican government on income derived from mineral production.

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

●	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such circumstances, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.

●	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of Proven and Probable Mineral Reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

Following exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project. Orla will retain a right of first refusal on Newmont’s NSR, Newmont’s portion of the sulphide project, following the exercise of its option, and certain claims retained by Newmont.

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Surface rights in the project area are owned by several Ejidos, which are Federally defined agrarian communities and private landowners. The land overlying the Mineral Resource at the Camino Rojo Project, is controlled by Orla under an agreement with the San Tiburcio Ejido, comprised of 400 voting members who collectively control 37,154 ha. Exploration work at the Camino Rojo Project has been carried out under the terms of surface access agreements negotiated with the San Tiburcio Ejido and two neighbouring Ejidos.

Camino Rojo SA de CV (then, a Goldcorp subsidiary) executed two agreements that are still current with the San Tiburcio Ejido that cover the Camino Rojo deposit. Camino Rojo SA de CV subsequently passed the rights and obligations of these agreements to Minera Peñasquito SA de CV (then, a Goldcorp subsidiary), who subsequently transferred the rights and obligations to Minera Camino Rojo. Another agreement to cover surface access for exploration was signed in 2018.

The three agreements currently in effect with Ejido San Tiburcio are:

i.	Previous to Expropriation Occupation Agreement (“COPE”), executed on 26 February 2013 by and between Camino Rojo SA de CV, in its position of “occupant”, and Ejido San Tiburcio, as the owner, with regards to a surface of 2,497.30 ha. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that the Ejido expressly and voluntarily accepts the expropriation of Ejido lands by Minera Camino Rojo, in effect converting the Ejido land to fee simple private land titled to Minera Camino Rojo. In the event that the Federal agency responsible for the expropriation process, the Secretario de Desarollo Agrario Territorial y Urbano, denies the petition to cede the Ejido lands to Minera Camino Rojo, the agreement automatically converts to a 30-year temporary occupation agreement. Payment in full was made at the date of signing and no further payments are due. This agreement is valid and expires in 2043 and covers the area of the Mineral Resource discussed in the Camino Rojo Report.

ii.	Temporary Occupation Agreement (“COT”), executed on October 30, 2018 by and between Minera Camino Rojo, in its position of occupant, and Ejido San Tiburcio, as owner, with regards to a surface of 5,850 ha (the “TOA”). This agreement allows Minera Camino Rojo to explore 5,850 ha of Ejido lands over a 5-year period. Payments of 10,000,000 Pesos on signing, 5,000,000 Pesos on December 15, 2019, 5,000,000 Pesos on December 15, 2020, and 5,000,000 Pesos on December 15, 2021 are required to maintain the agreement in force. The 10,000,000 Peso payment was made at the date of signing as was the payment due December 15, 2019

iii.	Collaboration and Social Responsibility Agreement (“CSRA”), executed on February 26, 2013 by and between Camino Rojo SA de CV, in its position of “collaborator”, and Ejido San Tiburcio, as “beneficiary”, with regards to certain social contributions to be provided in favour of this last CSRA. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that Minera Camino Rojo will contribute 10,000,000 Pesos annually to the Ejido to be used to promote and execute diverse social and economic development programs to benefit the Ejido. Additionally, at its discretion, Minera Camino Rojo will provide support for adult education, career training, business development assistance, and cultural programs, and scholastic scholarships. The agreement expires when exploration or exploitation activities at the Camino Rojo Project end. Annual payments are due on the 29th of June each year. This agreement is valid and remains in effect until mine closure or project cancellation.

Minera Camino Rojo signed a COT with Ejido El Berrendo on March 4, 2019 that covers 2,631 ha for a five-year period expiring on February 24, 2024. This COT requires annual payments of 2,284,787 Pesos. None of the Mineral Resources or Mineral Reserves discussed in the Camino Rojo Report, nor proposed infrastructure, is located on Ejido El Berrendo land.

Camino Rojo SA de CV executed a surface rights agreement dated December 22, 2014 that expired December 21, 2019, with the Ejido San Francisco de los Quijano, the rights and obligations of which were passed to Minera Camino Rojo. This agreement was a COT, allowing exploration activities on 7,666 ha. None of the Mineral Resources or Mineral Reserves discussed in the Camino Rojo Report, nor proposed infrastructure is located on Ejido Francisco de los Quijano land. The Company has not initiated negotiations for a new agreement as exploration priorities for the land owned by the Ejido Francisco de los Quijano have not been decided.

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Minera Camino Rojo signed a COT with Ejido El Berrendo on March 4, 2019 that covers 2,631 ha for a five year period expiring on February 24, 2024. This COT requires annual payments of 2,284,787 Pesos, the next payment of which is due in early 2020. None of the Mineral Resources or Mineral Reserves discussed in the Camino Rojo Report, nor proposed infrastructure, is located on Ejido El Berrendo land.

No environmental liabilities are apparent on the property. The property does not contain active or historic mines or prospects, there are no plant facilities present within the project area, nor are tailings piles present, and all exploration work has been carried out by Minera Camino Rojo and prior operators in accordance with Mexican environmental standards and regulations. Conditional upon continued compliance, permits for normal exploration activities are expected to be readily attainable.

Federal environmental authorities approved a Change of Land Use Permit for the Camino Rojo Project in December 2019.  This permit allows use of the land for industrial and mining activities and permits the required surface disturbances needed to construct and operate the proposed mine.  Receipt of the Change of Land Use permit minimizes the risk of a possible Federal designation of a protected biological-ecological reserve that could affect the project.  On June 24, 2014, SEMARNAT published a public notice in the Official Gazette of the Federation requesting public consultation and comments on the possible designation of an area known as “Zacatecas Semiarid Desert” as a Natural Protected Area (“ANP”).  If a designation of this ANP by the government includes the surface of the mining concession areas or immediately adjacent areas, this could limit the growth and continuity of the project.  However, since the time that the proposal to create this ANP was first published in the Official Gazette of the Federation, there has been no formal Federal movement on the proposal and  state and municipal governments affected by the Camino Rojo Project have formally expressed opposition to creation of an ANP in the area of the Camino Rojo Project.  The authors of the Camino Rojo Report believe that the permitting risk for the project is low, similar to that of any mining project of similar scope in North America.

HISTORY

The mining concessions comprising the Camino Rojo property were originally staked to the benefit of Canplats de Mexico, S.A. de C.V., a subsidiary of Canplats Resources Corporation (“Canplats”), in 2007. In 2010, Goldcorp acquired 100% of the concession rights from Canplats. Orla acquired the Camino Rojo Project from Goldcorp in 2017 and Goldcorp was acquired by Newmont in 2019.

The Camino Rojo gold-silver-lead-zinc deposit was discovered in mid-2007, approximately 45 km southwest of Concepcion del Oro, and was originally entirely concealed beneath post-mineral cover in a broad, low relief alluvial valley adjacent to the western flank of the Sierra Madre Oriental. Mineralized road ballast, placed on a dirt road near San Tiburcio, Zacatecas, was traced to its source by geologists from La Cuesta International, working under contract to Canplats. A shallow pit excavated through a thin veneer of alluvium, located adjacent to a stock pond (“Represa”), was the discovery exposure of the deposit. Following a rapid program of surface pitting and trenching for geochemical samples, Canplats began concurrent programs of surface geophysics (resistivity and induced polarization “IP”) and reverse circulation (“RC”) drilling in late 2007, which continued into 2008.

The initial drilling was focused on a 450 metre (“m”) x 600 m gold in rock geochemical anomaly named the Represa zone. Core drilling began in 2008. The geophysical survey defined two principal areas of high chargeability: one centred on the Represa zone and another one km to the west named the Don Julio zone. The elevated chargeability zones were interpreted as large volumes of sulphide mineralized rocks. Drilling by Canplats, and later drilling by Goldcorp, confirmed the presence of extensive sulphide mineralization at depth in the Represa zone, and much lower quantities of sulphide minerals at Don Julio.

By August of 2008, Canplats drilled a total of 92 RC, and 30 diamond-core holes, for a total of 23,988 and 16,044 m respectively, mainly focused in the Represa zone. The surface access and permission to continue drilling were cancelled in early August 2008, by the Ejido of San Tiburcio, Zacatecas. Nevertheless, in November 2008, Canplats published a Mineral Resource estimate for the Represa zone, as discussed in the Camino Rojo Report.

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In October 2009, Canplats publicly released a preliminary economic assessment (“PEA”) on the project, which is historical in nature and is no longer current and should not be relied upon.

Canplats was acquired by Goldcorp in early 2010. Validation, infill, condemnation, and expansion drilling began in January 2011. By the end of 2015, a total of 279,788 m of new core drilling in 415 drill holes and 20,569 m of new RC drilling in 96 drill holes was completed in the Represa and Don Julio zones and immediate surroundings. An additional 31,286 m of shallow rotary air blast (“RAB”) -style, RC drilling in 306 drill holes was completed, with most of the RAB drilling testing other exploration targets within the concession. Airborne gravity, magnetic and transient electromagnetic (“TEM”) surveys were also carried out, the results of which are in the archives of Minera Camino Rojo. As of the end of 2015, a total of 295,832 m in 445 diamond core holes, 44,557 m in 188 RC drill holes, and 31,286 m of RAB drilling had been completed.

Mineral Reserve and Mineral Resource tabulations for the Camino Rojo Project were publicly disclosed by Goldcorp as recently as June 2016. The Camino Rojo Report summarizes these tabulations, but as the Camino Rojo Report includes a new Mineral Resource estimate, the Goldcorp numbers are no longer considered relevant.

There has been no recorded mineral production from the Camino Rojo Project. Current Mineral Resource and Mineral Reserve estimates for the Camino Rojo Project are detailed below.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional, Local and Property Geology

The Camino Rojo Project deposit is located beneath a broad pediment of Tertiary and Quaternary alluvium along the boundary between the Mesa Central physiographic province and the Sierra Madre Oriental fold and thrust belt near the pre-Laramide continental-margin. Oldest rocks are Triassic metamorphic continental rocks overlain by Early to Middle Jurassic red beds. Upper Jurassic to Upper Cretaceous marine facies rocks overlie the red beds at a disconformity and comprise a package of shelf carbonate rocks comprising the Zuloaga to Cuesta del Cura Formations and the basin-filling flysch sediments of the Indidura and Caracol Formations. The deposit lies within the southern extent of the northwest striking San Tiburcio fault zone.

On the Camino Rojo Project, a gold-silver-zinc-lead deposit lies concealed below shallow (<1 m to 3 m) alluvial cover in a large pediment along the southwest border of the Sierra Madre Oriental. Small water storage pits and trenches expose a portion of the oxide deposit in the discovery area known as Represa zone. The Late Cretaceous Caracol Formation is the primary mineralization host, and at depth, the upper Indidura Formation is a minor mineralization host along the Caracol contact.

The gold-silver-lead-zinc deposit is situated above, and extends down into, a zone of feldspathic hornfels developed in the sedimentary strata, and variably mineralized dacitic dikes. The mineralized zones correspond to zones of sheeted sulfidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Skarn mineralization has been encountered in the deeper portions of the system. The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit at Camino Rojo are consistent with those of a distal oxidized gold skarn deposit. The metal suite and style of mineralization at Camino Rojo are similar to the intrusion-related deposits in the Caracol Formation and underlying carbonate rocks adjacent to the diatremes at the Peñasquito mine.

Mineralization styles in the region include polymetallic and copper-gold skarn and limestone manto (replacement) silver-lead-zinc sulphide ores in the Concepcion del Oro District, approximately 50 km north-northeast of the Camino Rojo Project, and gold-silver-lead-zinc mineralized igneous diatreme-breccia, and sulphide-sulosalt-carbonate veinlets and fracture filings in the Caracol Formation at Newmont’s Peñasquito mine.

Mineralized Zones

The Camino Rojo deposit comprises intrusive related, clastic sedimentary strata hosted polymetallic gold, silver, arsenic, zinc and lead mineralization.

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Three stages of mineralization have been observed in the Camino Rojo deposit, and two types of high-grade mineralization. At hand specimen scale, mineralization is controlled by bedding and fractures. The sandy and silty beds of the turbidite sequences of the Caracol Formation are preferentially mineralized, with pyrite disseminations and semi-massive stringers hosted within them, presumably due to higher porosity and permeability relative to the enclosing shale beds. Basal layers of the turbiditic sandstone beds are often preferentially mineralized. Bedding discordant open space filling fractures and structurally controlled breccia zones host banded sulphide veins and sulphide matrix breccias. Some higher-grade vein and breccia zones are localized along the margins of dikes of intermediate composition. Mineralization has been observed in drill core over vertical intervals greater than 400 m, with mineralization occurring in a broad NE-SW trending elongate zone as much as 300 m wide and 700 m long.

Oxidation was observed to range from complete oxidation in the uppermost portions of the deposit, generally underlain or surrounded by a zone of mixed oxide and sulphide mineralization where oxidation is complete along fracture zones and within permeable strata, but lacking in the remainder of the rock, which then is generally underlain by a sulphide zone in which no oxidation is observed. Oxidation of the deposit is approximately 100%, generally extending from surface to depths of 100 m to 150 m and to depths of as much as 400 m along fracture zones. The underlying transitional zone of mixed oxide/sulphide extends over a vertical interval in excess of 100 m and is characterized by partial oxidation controlled by bedding and structures. The sandy layers of the turbiditic sequence are preferentially oxidized, creating a stratigraphically interlayered sequence of oxide and sulphide material at the centimetre (“cm”) scale, with oxidation along structures affecting all strata. The partial oxidation of the Caracol Formation preferentially oxidizes the mineralized strata thus incomplete oxidation in the transition zone may result in nearly complete oxidation of the gold bearing portion of the rock, thus the metallurgical characteristics of mixed oxide/sulphide may vary greatly, with some material exhibiting characteristics similar to oxide material.

Deposit Types

The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit are consistent with those of a distal oxidized gold skarn deposit. The near surface portion of the Camino Rojo deposit has characteristics consistent with those of the distal skarn zone, transitional to epithermal mineralization, and overlies garnet bearing skarn mineralization encountered in the deeper portions of the system. Skarn deposits often exhibit predictable patterns of mineral zoning and metal zoning. Application of skarn zoning models to exploration allows for inferences about the possible lateral and depth extents of the mineralized system at the Camino Rojo deposit and can be used to guide further exploration drill programs.

EXPLORATION

The Camino Rojo Report summarizes exploration efforts by Orla through to June 25, 2019. See “Outlook/Future Plans” below for information on exploration activities subsequent to June 25, 2019.

Current exploration work at the Camino Rojo Project is being conducted under several permits that allow temporary disturbance of the land.

Orla has conducted reconnaissance geological evaluations of portions of its mining concessions. Exploration activities completed included: geologic mapping; rock chip and soil geochemical sampling; and IP geophysical surveys. As of the effective date of the Camino Rojo Report, 291.3 line-km of IP surveys had been completed in four separate grids over the known area of mineralization, over the proposed area of infrastructure development, and to the west and south of the resource area. All grids were designed with 400 m line separation and stations every 100 m. Dipole spacing was selected to search for features at depths greater than 100 to 200 m. Chargeability anomalies with some similarities to the Camino Rojo deposit were identified but had not been tested by the date of the report. A small orientation soil survey was conducted over the resource area and 66 soil samples were collected. Results from the survey indicate the geochemical “halo” over the deposit is tightly restricted to sub/outcrop. Anomalous gold (>0.2 grams per tonne “g/t”) is most closely associated with elevated arsenic (>100 ppm) and zinc (>300 ppm). A total of 944 rock chip samples were collected from throughout the mining concessions comprising the project. No significant rock chip gold anomalies were identified.

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Regional exploration continues to field check interpreted targets, consisting of coincident historical geochemical, airborne geophysical and satellite imagery anomalies. Eight areas of alteration of sedimentary strata have been identified, and although no significant geochemical results have been returned from them to date, they are considered of interest as possible distal alteration zones to mineralized areas. The eight target areas are: 1) Hacheros, where Indidura Formation limestones and siltstones are bleached and highly fractured with Fe-oxides and carbonate veinlets along fractures; 2) Guanamero, which lies northeast of the Represa Zone, along the trend of mineralization, and hosts recrystallized limestones of the Cuesta del Cura Formation; 3) Chapala, located south of the Represa Zone, where bleached Caracol Formation and recrystallized Indidura Formation is exposed; 4) Pozo de San Juan, which hosts old mining prospects that expose traces of Ag-Pb-Zn mineralization in recrystallized limestones of the Cupido Formation; 5) Majoma, where a polymictic hydrothermal breccia and hematized Caracol Formation are observed; 6) La Lomita, defined by a zone of stockwork fractured and weakly brecciated and hematized Caracol Formation; 7) Puerto de Sigala, where recrystallization and local silicification of Cretaceous limestones is present; and 8) Las Miserias, a zone of structural intersections, cut by intermediate composition dikes, with jasperoid developed in Cretaceous limestones.

DRILLING

The drillhole database used for the Feasibility Study contains 911 drillholes and 370,566 m of drilling. This is one less Canplats core hole, one less Goldcorp RC hole, and 37 less Goldcorp core holes than the overall reported drilling. This is because some holes were drilled in areas away from the deposit area.

During 2007 and 2008 Canplats drilled 121 holes for 39,831m of drilling, about 11% of the drilling by metres. This was 92 RC holes and 29 core holes. Between 2011 and 2015 Goldcorp drilled 779 holes for 328,587 m of drilling. These were 95 RC holes, 306 RAB holes, and 378 core holes. The 2015 holes and some of the late 2014 holes were drilled for geotechnical investigations.

Orla drilling included in the resource estimate was conducted during 2018 and consisted of 6 RC holes for 803m of drilling and 5 core holes for 1,345 m of drilling, totalling 11 holes and 2,148 m of drilling.

The Camino Rojo Report concludes that the drilling and sampling procedures for the Camino Rojo drill samples are reasonable and adequate and there do not appear to be any drilling, sampling or recovery factors which would materially impact the reliability of the results that are included in the database used for the Mineral Resource Estimation.

Analytical work comparing various drilling campaigns and drilling types indicates potential down hole contamination in some of the wet Canplats RC drilling. The suspect sample intervals were not used for the resource modeling for the Camino Rojo Report. This impacted about 2,100 m, or about 5%, of the Canplats drilling.

In addition to the 11 holes used in the Mineral Resource model database, through the effective date of the Camino Rojo Report, Orla completed geotechnical, metallurgical, condemnation and water exploration and development drilling totalling 11,331 m, as summarized in the table below.

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Non-Resource Drilling Completed by Orla, 2018 and 2019

Purpose	Drillhole Type	Total Number of Holes	Total (m)
Clay Exploration	DDH	5	56.00
Condemnation	RC	7	1,767.85
Geotech Infrastructure Substrate	DDH	19	323.35
Geotech/Condemnation	DDH	4	642.00
Metallurgy	DDH	14	2,288.50
Monitoring Wells	RC	3	197.41
Water Exploration	RC	16	5,340.51
Water Production	RC	2	715.60
	Total	70	11,331.22

SAMPLING, ANALYSIS, AND DATA VERIFICATION

Sampling and analysis were supervised by the geological staff of Canplats for 2007 and 2008 drilling and by Goldcorp for 2011 through 2014 drilling and by Orla for 2018 drilling.

ALS Chemex was the primary assay laboratory used for the routine assaying of surface and drill samples for both the Canplats, Goldcorp and Orla drilling/sampling programs. All the assays were done at the ALS Chemex laboratory in North Vancouver, British Columbia, certified under ISO 9001: 2000, and 2008, and accredited under ISO 17025:2005.

The Canplats samples were prepared for assaying at the ALS Chemex sample preparation laboratory in Guadalajara, Mexico. Most of the Goldcorp samples were prepared at the ALS Chemex sample preparation laboratory in Zacatecas, Mexico. However, during 2013 and 2014 samples were also sent to the ALS Chihuahua facility and the ALS Guadalajara preparation lab as well as Zacatecas facility. Orla samples were prepared at the ALS Chemex facility in Zacatecas.

Upon receipt at the sample preparation labs the samples were dried, crushed in their entirety to >70% passing a two- millimetre (“mm”) screen. The crushed material was riffle split to extract an approximate 250-gram sub-sample that was pulverized to >85% passing 75 microns in a disc pulverizer. This sample preparation procedure is the standard ALS Chemex “PREP-31” procedure. Each of the 250-gram pulps were riffle split into two sealed paper sample envelopes, with one split air-shipped to the ALS Chemex assay facility in North Vancouver. The second split was returned to the property for storage. The same sample preparation procedure was used for core and RC chips. ALS Chemex is independent of each of Canplats, Goldcorp and Orla.

The core and RC samples collected by Canplats, Goldcorp and Orla, as well as the surface pit and trench samples collected by Canplats, were assayed with the same analytical methods and at the same laboratory, the ALS Chemex facility in North Vancouver, British Columbia. For gold, all were assayed using the Au-AA23 30-gram fire assay fusion, with Atomic Absorption finish. A total of 33 other elements were determined four-acid sample digestion followed by Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”). This is ALS Chemex method code ME-ICP61. Over-limits for gold were automatically re-assayed with 30-gram fire assay fusion with gravimetric finish (method code Au-GRA21). Over-limits for silver, copper, lead, and zinc were automatically performed by four acid digestion of the sample followed by analysis by ICP-AES. This is ALS Chemex method code ME-OG62 for material grade samples. RAB-style RC samples from 2011 to 2014 were analyzed at ALS Chemex using method code ME-MS61m, which employs the same four-acid digestion, and a combination of Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”), mass-spectrometry, and cold-vapour Atomic Absorption to determine 48 elements plus mercury. Most of the RAB holes are peripheral to the main deposit area.

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The Camino Rojo Report concludes that the historical sample preparation, analysis, quality assurance/quality control (“QA/QC”) programs and sample security measures conducted by Canplats, Goldcorp and Orla, all as more fully described in the Camino Rojo Report, were reasonable and adequate to ensure the reliability of the drilling database and that the respective QA/QC programs met or exceeded industry standards.

The sampling data used for the Mineral Resource in the Camino Rojo Report was verified by IMC. A substantial portion of the database was compared with original assay certificates. There were no limitations on the verification process and IMC concluded that the database assay values and the drill hole database are acceptable for the purposes of PEA, prefeasibility and feasibility level studies.

Rock samples from Orla’s recent exploration program are sent to the ALS Minerals (“ALS”) sample preparation facility in Zacatecas, Mexico. Sample analysis is performed in the ALS laboratory in Vancouver, British Columbia. All gold results are obtained by ALS using fire assay fusion and an atomic absorption spectroscopy finish (Au-AA23). All samples are also analyzed for multi-elements, including silver and copper, using an Aqua Regia (ME-ICP41) digestion.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical test work programs on the Camino Rojo property were commissioned by the prior operators of the project between 2010 and 2015. A confirmatory metallurgical test program was commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 107 column leach tests (85 on representative samples for the material types and pit area) and 164 bottle roll tests have been completed to date the date of the Camino Rojo Report on the Camino Rojo ore body as well as physical characterization and preliminary flotation test work.

Based on the metallurgical tests completed on the deposit, key design parameters for the project include:

•	Crush size of 100% passing 38mm (P80 28mm);
•	Estimated gold recoveries (including 2% field deduction) of:
•	70% for Kp Oxide;
•	56% for Ki Oxide;
•	60% for Trans-Hi; and
•	40% for Trans-Lo;
•	Estimated silver recoveries (including 3% field deduction) of:
•	11% for Kp Oxide;
•	15% for Ki Oxide;
•	27% for Trans-Hi and
•	34% for Trans-Lo;
•	Design leach cycle of 80 days;
•	Agglomeration with cement not required for permeability or stability;
•	Average cyanide consumption of 0.35 kg/t ore;
•	Average lime consumption of 1.25 kg/t ore.

The key design parameters are based on a substantial number of metallurgical tests including 85 column leach tests on samples representative of domains in the current deposit model. These 85 representative samples from documented drill holes with good spatial distribution in the proposed pit include 41 columns tests on Kp Oxide material, 7 column tests on Ki Oxide material, 16 column tests on Trans-Hi material and 21 column tests on Trans-Lo material. The 22 non-representative columns were excluded based on the following criteria:

•	Columns on Trans-S or sulphide material that were not considered in the Mineral Reserve.
•	Mix of Tran-S or other material types.
•	Samples taken from outside of the proposed pit area.

An additional 54 bottle roll leach tests with direct correlations with the column tests have been included as part of the evaluation to support these results and conclusions.

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In general, the Camino Rojo deposit shows variability in gold and silver recoveries based on material type and geological domain with preg-robbing organic carbon being the only significant deleterious element identified, which is primarily associated with the transition material at depth along the outer edges of the deposit. Recoveries for the oxide material are good and will yield acceptable results using conventional heap leaching methods with cyanide. Recoveries for the transition material are lower compared with the oxide material for conventional leaching with some areas of transition showing reasonably high recoveries. Reagent consumptions for all material types are reasonably low.

Preg robbing, a phenomenon where gold and gold-cyanide complexes are preferentially absorbed by carbonaceous, and to a lesser extent, other material within the orebody, presents a low risk to the overall project. A significant investigation by Orla into the preg robbing material indicates that potentially preg robbing material represents a small percentage of the total material to be processed and will not be encountered until later in the project life and can be mitigated by proper ore control.

MINERAL RESOURCE ESTIMATES

The Mineral Resource in the Camino Rojo Report includes potential mill resources and the potential heap leach resources, which are oxide dominant and are the emphasis of the Camino Rojo Report. The Mineral Resources are based on a block model developed by IMC during January and February 2019.

Measured and Indicated Mineral Resources amount to 353.4 million tonnes at 0.83 g/t gold and 8.8 g/t silver. Contained metal amounts to 9.46 million ounces gold and 100.4 million ounces of silver for the Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 60.9 million tonnes at 0.87 g/t gold and 7.4 g/t silver. Contained metal amounts to 1.70 million ounces of gold and 14.5 million ounces of silver for the Inferred Mineral Resource.

The gold and silver Mineral Resource includes material amenable to heap leach recovery methods (leach material) and material amenable to mill and flotation concentration methods (mill material). For the leach material, Measured and Indicated Mineral Resources amount to 94.6 million tonnes at 0.71 g/t gold and 12.7 g/t silver. Contained metal amounts to 2.16 million ounces gold and 38.8 million ounces of silver for the Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 4.4 million tonnes at 0.86 g/t gold and 5.8 g/t silver. Contained metal amounts to 119,800 ounces of gold and 805,000 ounces of silver for the Inferred Mineral Resource amenable to heap leach methods. The resources amenable to heap leach methods are oxide dominant and are the emphasis of the Feasibility Study.

For the gold and silver resource in mill material, the Measured and Indicated Mineral Resources amount to 258.8 million tonnes at 0.88 g/t gold and 7.4 g/t silver. Contained metal amounts to 7.30 million ounces gold and 61.6 million ounces of silver for the Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 56.6 million tonnes at 0.87 g/t gold and 7.5 g/t silver. Contained metal amounts to 1.58 million ounces of gold and 13.7 million ounces of silver for the Inferred Mineral Resource in mill material.

The lead and zinc Mineral Resources are in sulphide dominant material and are recovered along with the gold and silver in the mill material. Lead and zinc Measured and Indicated Mineral Resources amount to 258.8 million tonnes at 0.07% lead and 0.26% zinc. Contained metal amounts to 413.6 million pounds of lead, and 1.50 billion pounds of zinc for the Measured and Indicated Mineral Resource. Inferred Mineral Resource is an additional 56.6 million tonnes at 0.05% lead and 0.23% zinc. Contained metal amounts to 63.1 million pounds of lead and 290.4 million pounds of zinc for the Inferred Mineral Resource category.

The Mineral Resources from the leach material are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. The Mineral Resources from the mill material are excluded from the mine design in the Camino Rojo Report.

The Measured, Indicated, and Inferred Mineral Resources reported below are constrained within a floating cone pit shell to demonstrate “reasonable prospects for eventual economic extraction” to meet the definition of Mineral Resources in NI 43-101.

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The below table presents a summary of the Mineral Resource at the Camino Rojo Project:

Mineral Resource – Gold and Silver

Mineral Resource Type	NSR Cutoff Grade (US$/t)	Kt	NSR (US$/t)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured	4.73	19,391	23.14	0.77	14.9	482.3	9,305
Indicated	4.73	75,249	18.52	0.70	12.2	1,680.7	29,471
Total M&I:	4.73	94,640	19.47	0.71	12.7	2,163.0	38,776
Inferred	4.73	4,355	18.42	0.86	5.8	119.8	805
Mill Resource:
Measured	13.71	3,358	35.04	0.69	9.2	74.2	997
Indicated	13.71	255,445	39.33	0.88	7.4	7,221.4	60,606
Total M&I:	13.71	258,803	39.27	0.88	7.4	7,295.6	61,603
Inferred	13.71	56,564	38.40	0.87	7.5	1,576.9	13,713
Total Mineral Resource:
Measured		22,749	24.90	0.76	14.1	556.5	10,302
Indicated		330,694	34.59	0.84	8.5	8,902.1	90,078
Total M&I		353,443	33.97	0.83	8.8	9,458.6	100,379
Inferred		60,919	36.98	0.87	7.4	1,696.7	14,518

Mineral Resource – Lead and Zinc

Mineral Resource Type	NSR Cutoff Grade (US$/t)	Kt	NSR (US$/t)	Lead (%)	Zinc (%)	Lead (mlb)	Zinc (mlb)
Mill Resource:
Measured	13.71	3,358	35.04	0.13	0.38	9.3	28.2
Indicated	13.71	255,445	39.33	0.07	0.26	404.3	1,468.7
Total M&I:	13.71	258,803	39.27	0.07	0.26	413.6	1,496.8
Inferred	13.71	56,564	38.4	0.05	0.23	63.1	290.4

Notes:

(1)	The Mineral Resource is effective as of June 7, 2019.
(2)	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely. Columns may not sum exactly due to rounding.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Mineral Resources for leach material are based on prices of US$1,400/oz gold and US$20/oz silver.
(5)	Mineral Resources for mill material are based on prices of US$1,400/oz gold, US$20/oz silver, US$1.05/lb lead, and US$1.25/lb zinc.
(6)	Mineral Resources are based on NSR cut-off grades of US$4.73/t for leach material and US$13.71/t for mill material.
(7)	NSR value for leach material is as follows:

Kp Oxide: NSR (US$/t) = 30.77 x gold (g/t) + 0.068 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR (US$/t) = 24.61 x gold (g/t) + 0.092 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR (US$/t) = 26.37 x gold (g/t) + 0.166 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR (US$/t) = 17.58 x gold (g/t) + 0.209 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

(8)	NSR value for mill material is 36.75 x gold (g/t) + 0.429 x silver (g/t) + 10.75 x lead (%) + 11.77 x zinc (%), based on recoveries of 86% gold, 76% silver, 60% lead, and 64% zinc.
(9)	Mineral Resources are constrained within a conceptual pit shell in order to demonstrate reasonable prospects for eventual economic extraction, to meet the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is not reported as a Mineral Resource.
(10)	The Mineral Resource estimate requires the floating pit cone used to demonstrate reasonable prospects for eventual economic extraction to extend onto land held by the Adjacent Owner. Any potential development of the Camino Rojo property that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner.
(11)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve.
(12)	The leach mineral resource is inclusive of Mineral Reserves for the Camino Rojo Report. Mill resources are exclusive of Mineral Reserves
(13)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; mlb = million pounds (imperial); t = tonne (1,000 kilograms).

There are certain risks associated with the Mineral Resource estimate that investors should be aware of, as follows:

The Camino Rojo Project Mineral Resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company.

All the mineralization comprised in the Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by the Adjacent Owner and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the Camino Rojo Report, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full Mineral Resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

The Camino Rojo Report is based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles.

The Mineral Resource estimate was prepared based on the Qualified Person’s reasoned judgment, in accordance with Canadian Institute of Mining, metallurgy and Petroleum (“CIM”) Best Practices Guidelines and his professional standards of competence, that there is a reasonable expectation that all necessary permits, agreements and approvals will be obtained and maintained, including an agreement with the Adjacent Owner to allow mining of waste material on its mineral concessions. In particular, when determining the prospects for eventual economic extraction, consideration was given to industry practice, including the past practices of the Adjacent Owner in entering similar agreements on commercially reasonable terms, and a timeframe of 10-15 years.

The project described in the Camino Rojo Report is based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the proposed mine plan in the Camino Rojo Report.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Mineral Resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions.

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. In particular, the estimation of Mineral Resources for the Camino Rojo Project assumes that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached. Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the Mineral Resource estimate by limiting access to significant mineralized material at depth. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

MINERAL RESERVE ESTIMATES

The Mineral Reserve estimate at the Camino Rojo Project includes Proven and Probable Mineral Reserve totalling 44.0 million tonnes at 0.73 g Au/t and 14.2 g Ag/t for 1.03 million contained gold ounces and 20.1 million contained silver ounces. Recoverable gold is estimated as 662,300 ounces based on an average recovery of 64%. Recoverable silver is estimated as 3.48 million ounces based on an average recovery of 17%. Direct feed material in the Mineral Reserve is material that will be processed the same year it is mined. The low-grade stockpile material will be processed after the open pit is completed. The effective date of this Mineral Reserve estimation is 24 June 2019.

The Mineral Reserve estimation is based on an open pit mine plan and mine production schedule developed by IMC. Processing is based on crushing and heap leaching to recover gold and silver. The Mineral Reserve is based on a gold price of US$1,250 per ounce and a silver price of US$17.00 per ounce. Measured Mineral Resource in the mine production schedule was converted to proven Mineral Reserve and indicated Mineral Resource in the schedule was converted to probable Mineral Reserve.

IMC does not believe that there are significant risks to the Mineral Reserve estimate based on environmental, permitting, legal, title, taxation, socio-economic, marketing, infrastructure, or political factors. There has been a significant amount of metallurgical testing and the infrastructure requirements are relatively straightforward compared to many operations. However, recoveries lower than forecast would result is loss of revenue for the project. There has also been some potential preg-robbing material identified in the deposit, as discussed in the Camino Rojo Report, but this does not appear to represent a significant risk.

There is risk to the Mineral Reserve based on mining factors. As discussed in the Camino Rojo Report, the slope angle assumptions are based on careful application of wall control blasting, and the north and west wall slope angles are also based on significant mechanical support. Failure of these systems to perform as expected would result in less ore available for the process plant and potentially a shorter project life. Also, slope stability issues on the north wall of the pit could be difficult to mitigate due to lack of access to the ground north of the pit.

Other risks to the Mineral Reserve are related to economic parameters such as prices lower than forecast or costs higher than the current estimates. The impact of these is modeled in the sensitivity study with the economic analysis in the Camino Rojo Report.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla as is all the proposed development and mining and processing activities.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

The below table presents a summary of the Mineral Reserve at Camino Rojo:

Mineral Reserve

Reserve Class	Ktonnes	NSR (US$/t)	Gold (g/t)	Silver (g/t)	Gold Recov (%)	Silver Recov (%)	Cont. Gold (koz)	Cont. Silver (koz)	Recoverable Gold (koz)	Recoverable Silver (koz)
Proven Mineral Reserve
Direct Feed	13,331	22.87	0.84	15.6	65.6%	16.5%	358.8	6,698	235.3	1,107
Low Grade Stockpile	1,264	7.19	0.27	10.0	61.3%	13.9%	10.9	406	6.7	56
Total Proven Mineral Reserve:	14,595	21.51	0.79	15.1	65.5%	16.4%	369.7	7,104	242.1	1,164
Probable Mineral Reserve
Direct Feed	25,939	20.27	0.76	14.4	63.8%	18.0%	629.8	12,029	402.1	2,168
Low Grade Stockpile	3,485	7.05	0.28	8.6	58.1%	15.2%	31.3	962	18.2	147
Total Probable Mineral Reserve:	29,424	18.70	0.70	13.7	63.6%	17.8%	661.1	12,991	420.3	2,315
Probable/Probable Mineral Reserve
Direct Feed	39,270	21.15	0.78	14.8	64.5%	17.5%	988.6	18,726	637.5	3,275
Low Grade Stockpile	4,749	7.09	0.28	9.0	58.9%	14.8%	42.3	1,368	24.9	203
Total Probable/Probable Reserve:	44,019	19.63	0.73	14.2	64.3%	17.3%	1,030.9	20,095	662.4	3,478

Notes:

(1)	The Mineral Reserve estimate has an effective date of June 24, 2019.
(2)	Columns may not sum exactly due to rounding.
(3)	Mineral Reserves are based on prices of $1,250/oz gold and $17/oz silver.
(4)	Mineral Reserves are based on NSR cut-offs that vary by time period to balance mine and plant production capacities. They range from a low of $4.73/t to a high of $9.00/t.
(5)	NSR value for leach material is as follows:

Kp Oxide: NSR ($/t) = 27.46 x gold (g/t) + 0.057 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR ($/t) = 21.97 x gold (g/t) + 0.078 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR ($/t) = 23.54 x gold (g/t) + 0.140 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR ($/t) = 15.69 x gold (g/t) + 0.177 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%

(6)	Operating costs – mining US$1.94/t mined; process US$3.41/t processed; G&A US$1.32/t processed; includes a 2% royalty.
(7)	Refining cost per ounce – gold US$5.00; silver US$0.50.
(8)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; t = tonne (1,000 kilograms).

MINING OPERATIONS (MINING METHODS)

The Camino Rojo mine will be a conventional open pit mine. Mine operations will consist of drilling medium diameter blast holes (approximately 17 cm), blasting with either explosive slurries or ammonium nitrate/fuel oil (“ANFO”) depending on water conditions, and loading into large off-road trucks with hydraulic shovels and wheel loaders. Ore will be delivered to the primary crusher and waste will be delivered to the waste storage facility southeast of the pit. There will also be a low-grade stockpile facility to store marginal resource for processing at the end of commercial pit operations. There will be a fleet of track dozers, rubber-tired dozers, motor graders and water trucks to maintain the working areas of the pit, waste storage areas, and haul roads. The mine plan was developed to supply ore to a conventional crushing and heap leach facility with the capacity to process 18,000 tpd. The mine is scheduled to operate two 10-hour shifts per day for 365 days per year. Due to space limitations there is only one mining phase, the final pit. The final pit design is based on the results of a floating cone analysis using the parameters discussed in the Camino Rojo Report. Eventually, mining will be conducted below the water table, probably during Year 4 of commercial operation. Estimates of pit dewatering requirements have been prepared for cost estimation purposes, but additional hydrogeological studies may be required to better estimate the requirements. There is a risk that the estimated pit dewatering costs may change as a result of these studies.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

The mine plan is constrained by the Adjacent Owner’s concession boundary on the north side of the pit. The Camino Rojo Report is based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the Camino Rojo Report.

PROCESSING AND RECOVERY OPERATIONS

Test work results developed by KCA and others have indicated that the part of the Camino Rojo Mineral Resource is amenable to heap leaching for the recovery of gold and silver. Based on a Mineral Reserve of 44.0 million tonnes and established processing rate of 18,000 tonnes per day of ore, the project has an estimated mine life of approximately 6.8 years.

Ore will be mined using standard open pit mining methods and delivered to the crushing circuit using haul trucks which will direct-dump into a dump hopper; front-end loaders will feed material to the dump hopper as needed from a run of mine (“ROM”) stockpile located near the primary crusher. Ore will be crushed to a final product size of 80% passing 28mm (100% passing 38mm) using a two-stage closed crushing circuit. The crushing circuit will operate 7 days/week, 24 hours/day with an overall estimated availability of 75%.

The crushed product will be stockpiled using a fixed stacker, reclaimed by belt feeders to a reclaim conveyor, and conveyed to the heap stacking system by an overland conveyor system. Pebble lime will be added to the reclaim conveyor belt for pH control; agglomeration with cement is not needed.

Stacked ore will be leached using a drip irrigation system for solution application; sprinkler irrigation will be used beginning in Year 4 of operations to increase evaporation rates and avoid the need for water treatment from pit dewatering. After percolating through the ore, the gold and silver bearing pregnant leach solution will drain by gravity to a pregnant solution pond where it will be collected and pumped to a Merrill-Crowe recovery plant. Pregnant solution will be pumped through clarification filter presses to remove any suspended solids before being deaerated in a vacuum tower to remove oxygen. Ultra-fine zinc dust will be added to the deaerated pregnant solution to precipitate gold and silver values, which will be collected by precipitate filter presses. Barren leach solution leaving the precipitate filter presses will flow to a barren solution tank and will then be pumped to the heap for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration in the leach solutions at the desired levels.

The precipitate from the Merrill-Crowe recovery plant will be processed in the refinery. Precipitate will be treated by an electric mercury retort with a fume collection system for drying and removal of mercury before being mixed with fluxes and smelted using an induction smelting furnace to produce the final doré product.

An event pond is included to collect contact solution from storm events. Solution collected will be returned to the process as soon as practical. Evaporators will be installed in the event pond beginning in Year 3 of operation to remove excess water generated by pit dewatering.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

Existing infrastructure for the Camino Rojo Project includes a 30-person exploration camp and dirt and gravel roads throughout the project site. Internet and limited cellular communications are currently available, though these systems will need to be expanded for operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Access to the project site is by the paved four lane Mexican Highway 54 and Route 62, a secondary paved highway that passes through San Tiburcio. This is approximately 260 km southwest of Monterrey and 190 km northeast of Zacatecas.

A private road will enter the mine property approximately 250 m northeast of the intersection between highway 54 and 62. This road will provide access to the camps, offices, mine, process plant and other project facilities. Site access roads will be constructed during pre-production and will include approximately 24 km of dirt and gravel roads. Access to the project will be limited to one main gate to access process and camp areas, ensuring only authorized employees, contractors and visitors are allowed onto the property or inside the critical facilities. The entrance will be manned 24 hours a day, 7 days a week for identification control, random checks, drug and alcohol monitoring and vehicle check-in/out. A security contractor will be used for general site security and protection of mine assets.

The project infrastructure will also include a one-km by 30 m air strip to allow for small passenger planes to land and take off at the project site. The air strip will be constructed by grading and compacting the existing surface and is located south of the heap leach pad. The air strip does not include any infrastructure or provisions for fueling or maintenance of planes or other aircraft. The air strip will be located approximately 700 m south of the event pond.

The onsite operations camp will be arranged to lodge up to 408 people and will be under maximum occupancy during the construction phase (multiple bunks in rooms that will be single rooms during operations).

Power supply to the Camino Rojo Project will initially be generated on site using two each 2500 ekW diesel generator units operating, with an additional unit on standby, as well as by the existing power line which services the surrounding area. Power will be generated at 4160 V, 3 phase, 60 Hz and stepped up to 13.8 kV by a transformer for site distribution. The generator system has been sized to meet both the average power demand of 4.8 MW as well as the peak estimated demand of 6 MW based on detailed electrical loads with estimated utilization and demand factors. The existing power line has a reported 1 MW of capacity which will be used to supply power to dedicated loads (man camp, site buildings, water supply). The existing power line will be stepped down from 34.5 kV to 13.8 kV.

It is assumed that in Year 2 of operations, power supply will be available by connecting to the national grid and power generation at site will no longer be needed. Overhead power lines will connect 34.5 kV, three phase and 60 Hz power system, pending Centro Nacional de Control de Energía (“CENACE”) approval, to a metering and switching substation. This main substation will be located at approximately NAD27 245609E, 2674826N. Power from the main substation will be stepped down to 13.8 kV and connected to the existing switch gear for site distribution. The temporary generators and associated fuel tanks will be removed once line power is available.

Total project water supply will be sourced from production wells located within the property boundary. Process make-up water will also be supplied during pit dewatering activities starting in about Year 4. Total water consumption for the project will average 24 liters per second (“L/s”) with a peak water demand of 33 L/s.

Project buildings will primarily be prefabricated steel buildings or concrete masonry unit buildings and include an administration building, contract mining office, mine truck shop, warehouse, workshop, laboratory, guard house, medical clinic, refinery and motor control centres (“MCC”).

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Exploration and mining activities in Mexico are subject to control by the Federal agency of the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources), known by its acronym “SEMARNAT”, which has authority over the two principal Federal permits:

•	a Manifesto de Impacto Ambiental (Environmental Impact Statement), known by its acronym as an “MIA” accompanied by an Estudio de Riesgo (Risk Study); and

•	Cambio de Uso de Suelo (Land Used Change) permit, known by its acronym as a “CUS”, supported by an Estudio Tecnico Justificativo (Technical Justification Study).

Thus far exploration work at the Camino Rojo Project has been conducted under the auspices of two separate MIA permits and corresponding CUS permits. These permits allow for extensive exploration drilling but are not sufficient for mine construction or operation.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Baseline environmental studies required for mine permitting were commissioned by Orla in April 2018 and were completed in May 2019 by independent consultants. The project area includes five flora species with legally protected status and nine fauna species that are listed as threatened or protected. In accordance with Federal laws, 100% of the protected plants will be rescued and transplanted prior to construction and qualified biologists will survey the areas to be disturbed to identify nesting areas, dens and lairs of animals present. Any animals not naturally prone to leave the area that are found will be relocated to suitable habitats elsewhere in the property area. Permitting documents for the MIA and CUS required to build the mine as described in the Camino Rojo Report were submitted to SEMARNAT in August 2019. The Company was notified that the CUS was accepted on December 12, 2019 and subsequently paid the required fees in January 2020. The Company received a series of questions and requests for additional information on the MIA in November 2019. This is a normal part of the process. A reply was submitted to this on December 20, 2019. On January 13, 2020, SEMARNAT notified the Company of a one-time 60 working-day extension to the MIA review. This would result in the review being completed in mid April 2020.

The project is not located in an area with any special Federal environmental protection designation and no factors have been identified that would be expected to hinder authorization of required Federal and State environmental permits.

In April 2018, Orla commissioned Environmental Resources Management (“ERM”), a global provider of environmental, health, safety, risk, social consulting and sustainability related services group to conduct an independent assessment of social and community impacts of the development of the Camino Rojo Project, and to provide guidance on actions and policies needed to ensure that Orla obtains and maintains social license to operate. The study was completed in May 2019 and salient results are being incorporated into the project development and permitting plans. Key points are summarized as follows:

Principal concerns of affected stakeholders in surrounding communities are:

i.	Employment of community members

ii.	Community benefits from improved public services and investment in community development

iii.	Environmental contamination

iv.	Increased community population and strain on public services

v.	Water shortages

Principal concerns of Ejido members whose land is affected are:

i.	Just economic compensation

ii.	Assistance in obtaining title to informally owned parcels

Principal concerns of local and State government authorities are:

i.	Generation of employment

ii.	Improvement of local infrastructure

iii.	Service contracts to local businesses

iv.	Environmental contamination.

ERM identified the principal social and community impacts of the project and opined that the project does not put at risk the social environment of the nearby communities because the impacts can be mitigated or made positive with the implementation of a Social Management System (“SMS”). ERM has designed this SMS based on International Association of Impact Assessment best practices.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

CAPITAL AND OPERATING COST ESTIMATES

Capital and operating costs for the process and general administration components of the Camino Rojo Project were estimated by KCA. Costs for the mining components were provided by IMC. All costs are presented in first quarter 2019 US dollars. Where prices were quoted in Mexican Pesos, an exchange rate of 19.3 MXN:1 US$ was used. Estimated costs are considered to have an accuracy of +/-15%.

Capital Cost Estimates

The total life of mine (“LOM”) capital cost for the Camino Rojo Project is US$153.7 million, including US$10.1 million in working capital and not including reclamation and closure costs which are estimated at US$19.8 million, value added tax (“IVA”) or other taxes. A total contingency of US$18.6 million or 12% of the total LOM capital costs is included. IVA is applied to all capital costs at 16% and is assumed to be fully refundable within one calendar year.

The below table presents the capital cost requirements for the Camino Rojo Project:

Capital Cost Summary

Description	Cost (US$)
Pre-Production Capital	$123,114,000
Working Capital and Initial Fills	$10,187,000
Sustaining Capital – Mine and Process	$20,424,000
TOTAL (excluding IVA)	$153,725,000

The costs presented were primarily estimated by KCA with input from IMC on owner mining and mining contractor mobilization costs. Material take-offs for earthworks, concrete and major piping were estimated by KCA. All equipment and material requirements are based on design information described in detail in the Camino Rojo Report. Capital costs estimates were made primarily using budgetary supplier quotes for all major and most minor equipment as well as contractor quotes for major construction contracts. Multiple quotes were received for all major packages (three or more in most cases). Where project specific quotes were not available a reasonable estimate or allowance was made based on recent quotes in KCA/IMC’s files. In total, more than 90% of the Camino Rojo Project direct costs are based on supplier and contractor quotes. All capital cost estimates were based on the purchase of equipment quoted new from the manufacturer or estimated to be fabricated new.

Operating Cost Estimates

The average LOM operating cost for the Camino Rojo Project is US$8.43 per tonne of ore processed. IVA is not included in the operating costs. The below table presents the LOM operating cost requirements for the Camino Rojo Project.

Operating Cost Summary

Description	LOM Cost (US$/t)
Mine	$3.30
Process and Support Services	$3.38
Site G&A	$1.75
TOTAL	$8.43

Mining costs were provided by IMC at US$2.14 per tonne mined (LOM US$3.30 per tonne of ore) and are based on quotes for contract mining with estimated owner’s mining costs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Process operating costs have been estimated by KCA from first principles. Labour costs were estimated using project specific staffing, salary and wage and benefit requirements. Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated. LOM average processing costs are estimated at US$3.38 per tonne ore. General administrative costs (“G&A”) have been estimated by KCA with input from Orla. G&A costs include project specific labour and salary requirements and operating expenses, including social contributions, land access and water rights. G&A costs are estimated at US$1.75 per tonne ore. Operating costs were estimated based on first quarter 2019 US dollars and are presented with no added contingency based upon the design and operating criteria present in the Camino Rojo Report. IVA is not included in the operating cost estimate. The operating costs presented are based upon the ownership of all process production equipment and site facilities, including the onsite laboratory. The owner will employ and direct all process operations, maintenance and support personnel for all site activities.

The required capital cost estimates were based on the design outlined in the Camino Rojo Report. The scope of these costs includes all expenditures for process facilities, infrastructure, construction indirect costs, mine contactor mobilization and owner mining capital costs for the Camino Rojo Project.

The total pre-production capital cost estimate for the Camino Rojo Project is estimated at US$133.3 million, including all process equipment and infrastructure, construction indirect costs, mine contractor mobilization and working capital.

Total mine operating cost during commercial production is estimated at US$145.2 million.

All costs are presented in first quarter 2019 US dollars. Where prices were quoted in Mexican Pesos and an exchange rate of 19.3 MXN:1 US$ was used.

Detailed costs for each discipline are included in the Camino Rojo Report.

ECONOMIC ANALYSIS

Based on the estimated production parameters, capital costs, and operating costs, a cash flow model was prepared for the economic analysis of the Camino Rojo Project. The project economics were evaluated using a discounted cash flow method, which measures the net present value (“NPV”) of future cash flow streams. The final economic model was developed by KCA, with input from Orla, using the following assumptions:

•	The cash flow model is based on the mine production schedule from IMC;

•	period of analysis of twelve years (includes two years of pre-production and investment, seven years of production and three years for reclamation and closure);

•	gold price of US$1,250/oz and silver price of US$17/oz;

•	an exchange rate of 19.3 MXN:US$1;

•	processing rate of 18,000 tonnes per day material;

•	gold and silver overall recoveries of 64% for gold and 17% for silver, derived as follows: (i) estimated gold recoveries (including 2% field deduction) of 70% for Kp Oxide, 56% for Ki Oxide, 60% for Transition-hi; and 40% for Transition-lo; and (ii) estimated silver recoveries (including 3% field deduction) of 11% for Kp Oxide, 15% for Ki Oxide, 27% for Transition-hi and 34% for Transition-lo;

•	capital and operating costs as summarized above (which are set forth in detail in the Camino Rojo Report); and

•	2% NSR to Newmont, 0.5% NSR extraordinary mining duty to the Mexican government, 7.5% special mining tax to the Mexican government plus 30% income tax to Mexican government.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

A summary of the key economic parameters is shown in the below table:

Key Economic Parameters

Item	Value	Units
Gold Price	1,250	US$/oz
Silver Price	17	US$/oz
Gold Avg. Recovery	64%
Silver Avg. Recovery	17%
Treatment Rate	18,000	t/d
Refining and Transportation Cost, gold	1.40	US$/oz
Refining and Transportation Cost, gold	1.20	US$/oz
Payable Factor, gold	99.9%
Payable Factor, silver	98.0%
Annual Produced Au, Avg.	97,000	oz
Annual Produced Ag, Avg.	511,000	oz
Income and Corporate Tax Rate	30%
Special Mining Tax Rate	7.5%
Royalties [1]	2.50%
Mine Life	6.8	years
Payback period (Years based on After-Tax)	3.0	years

1 (comprised of 2% to Newmont and an Extraordinary Mining Duty of 0.05%)

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Economic Analysis Summary

Economic Analysis (US$)
Internal Rate of Return (IRR), Pre-Tax	38.6%
Internal Rate of Return (IRR), After-Tax	28.7%
Average Annual Cashflow (Pre-Tax)	$72 Million
NPV @ 5% (Pre-Tax)	$227 Million
Average Annual Cashflow (After-Tax)	$56 Million
NPV @ 5% (After-Tax)	$142 Million
Gold Price Assumption	$1,250/ounce
Silver Price Assumption	$17/ounce
Pay-Back Period (Years based on After-Tax)	3.0 years
Capital Costs (Excluding IVA) (US$)
Initial Capital	$123 Million
LOM Sustaining Capital	$20 Million
Total LOM Capital	$144 million
Working Capital and Initial Fills	$10 Million
Reclamation and Closure Costs	$20 Million
Operating Costs (Average LOM) (US$)
Mining	$2.14/tonne mined
Mining (Processed)	$3.30/tonne processed
Processing and Support	$3.38/tonne processed
G&A	$1.75 /tonne processed
Total Operating Cost	$8.43/tonne processed
Total By-Product Cash Cost	$515/ounce Au
All-in Sustaining Cost	$576/ounce Au
Production Data
LOM	6.8 years
Total Tonnes to Crusher	44,020,000 tonnes
Grade gold (Avg.)	0.73 g/t
Grade silver (Avg.)	14.2 g/t
Contained gold oz	1,031,000 ounces
Contained silver oz	20,093,000 ounces
Mine Throughput per day	18,000 tonnes/day
Mine Throughput per year	6,570,000 tonnes/year
Metallurgical Recovery Gold (Overall)	64%
Metallurgical Recovery Silver (Overall)	17%
Average Annual Gold Production	97,000 ounces
Average Annual Silver Production	511,000 ounces
Total Gold Produced	662,000 ounces
Total Silver Produced	3,479,000 ounces
LOM Strip Ratio	0.54:1

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Sensitivity

To estimate the relative economic strength of the Camino Rojo Project, base case sensitivity analyses were completed analyzing the economic sensitivity to several parameters including changes in gold price, capital costs, average operating cash cost per tonne of ore processed and exchange rate. The sensitivities are based on +/- 25% of the base case for capital costs, operating costs and exchange rate and select gold prices. Variations in gold price, ore grades and recovery rates have the largest influence on the sensitivity of the Camino Rojo Project. From these sensitivities it can be seen that the Camino Rojo Project is economically robust.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (“IRR”) and NPV at 5% and 10% discount rate.

After-Tax Sensitivity Analysis Results

			NPV
	Variation	IRR	5%	10%
Gold Price
	$1,000	15.9%	$59,068,000	$25,895,000
	$1,125	22.8%	$101,241,000	$58,528,000
	$1,250	28.7%	$141,580,000	$89,534,000
	$1,375	34.3%	$182,146,000	$120,710,000
	$1,500	39.7%	$222,711,000	$151,886,000
Capital Costs
75%	$130,013,659	38.7%	$165,153,000	$112,375,000
90%	$150,016,306	32.2%	$151,009,000	$98,671,000
100%	$163,351,404	28.7%	$141,580,000	$89,534,000
110%	$176,686,502	25.7%	$132,151,000	$80,398,000
125%	$196,689,149	21.9%	$118,008,000	$66,694,000
Operating Costs
75%	$278,366,386	35.5%	$189,191,000	$126,195,000
90%	$334,039,663	31.5%	$160,625,000	$104,198,000
100%	$371,155,181	28.7%	$141,580,000	$89,534,000
110%	$408,270,699	25.9%	$122,536,000	$74,870,000
125%	$463,943,977	21.4%	$93,317,000	$52,279,000
Exchange Rate
75%	14.475	25.2%	$123,861,000	$74,932,000
90%	17.37	27.5%	$135,673,000	$84,666,000
100%	19.30	28.7%	$141,580,000	$89,534,000
110%	21.23	29.7%	$146,412,000	$93,516,000
125%	24.125	31.0%	$152,208,000	$98,292,000

INTERPRETATION, CONCLUSIONS AND RECOMMENDATIONS OF THE CAMINO ROJO REPORT

The Camino Rojo Report states that the work which has been completed to date has demonstrated that the Camino Rojo open pit mine and heap leach is a technically and economically viable project, which is conveniently located with access via Mexican highway 54 which connects the major cities of Zacatecas and Saltillo. The project terrain is predominately flat and sufficient water for operations is available from wells located at the project site. Required mineral, surface and water rights have all been secured. The mine plan developed as the base case for the Camino Rojo Report has identified 44.0 million tonnes of ore at an average grade of 0.73 g/t Au and 14.2 g/t Ag. This amounts to 1.03 million contained ounces of gold and 20.1 million contained ounces of silver. The mine life is about 6.8 years and the life of mine strip ratio is 0.54 to 1, a relatively low ratio for a precious metal pit.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

The project has been designed as an open-pit mine with heap leach for recovery of gold and silver from oxide and transition material. Ore will be crushed to P80 28mm, stockpiled, reclaimed and conveyor stacked onto the heap leach pad at an average rate of 18,000 tonnes/day. Stacked material will be leached using low grade sodium cyanide solution and the resulting pregnant leach solution will be processed in a Merrill-Crowe plant for the recovery of gold and silver by zinc cementation followed by drying and smelting to produce the final doré product.

Metallurgical test work completed indicates that the material is amenable to cyanide leaching for the recovery of precious metals with overall recoveries of 64% for gold and 17% for silver with low to moderate reagent consumptions and will produce an estimated 662,000 ounces of gold and 3.5 million ounces of silver. Cement agglomeration is not required for heap heights up to 80 m with only lime being required for pH control.

Potentially preg-robbing material has been identified within the Camino Rojo ore body. A significant campaign was carried out to identify the material associated with preg-robbing with results indicating that the potentially preg-rob material is only a minor component of the total material and is found primarily at depth and is associated with the transition material with almost none of the oxide showing preg-robbing tendencies. Deleterious effects from preg-robbing should be able to be mitigated with proper ore control toward the end of the project life.

Key opportunities for the Camino Rojo Project include:

•	A portion of the Mineral Resources amenable to heap leaching that are not in the current Mineral Reserves are located just below the bottom of the pit outlined in the Feasibility Study and at relatively shallow depths on the north side of the pit. Obtaining a layback agreement with the Adjacent Owner would allow much of this material to be included in an expended mine plan.

•	In addition to the Mineral Resource amenable to heap leaching, the feasibility study contained in the Camino Rojo Report has identified a Measured and Indicated Mineral Resource of sulphide material that is amenable to milling and flotation concentration of 258.8 million tonnes at 0.88 g/t Au and 7.4 g/t Ag. This amounts to 7.3 million contained ounces of gold and 61.6 million contained ounces of silver. Additional metallurgical studies will be required to support the estimated metallurgical recoveries for this material. This deeper sulphide Mineral Resource is contained on Orla property, but an agreement with the Adjacent Owner will be required to exploit this by open pit mining methods. The selected heap leach pad and mine waste dump locations have been placed so that they are outside the footprint of any potential open pit developed to mine the sulphide material.

•	Due to the uniform topography of the Camino Rojo property, earthworks quantities needed for elevating the haul roads to meet the required height of the primary crusher incur large capital costs. Utilizing a decoupled system (a conveyor at lower elevation to feed the crusher) would decrease initial earthworks quantities as well as fuel requirements from truck haulage throughout the life of the project.

•	Leaching cycles have been designed for 80 days, but laboratory results have shown that silver recoveries benefit from cyanide solution application beyond the 80-day period. With subsequent lifts, draindown from active lifts will result in extended leaching times on previously leached lifts. As a result of this, silver recoveries are expected to increase over the LOM of the project.

•	The Camino Rojo deposit occurs within a mineralized district that is highly prospective for discovery of additional deposits. New discoveries of Mineral Resources in the vicinity of the proposed mine may be accretive to project value.

Risks for the Camino Rojo Project, other than those already discussed in this Annual Information Form, include:

•	Camino Rojo considers contract mining as part of the base case study. There is a risk that the selected mining contractor may require financial assistance from the owner, either in terms of cash, or loan guarantees, to procure some equipment, which may increase capital costs. Contract mining is common in Mexico and this risk can be minimized by careful evaluation of potential contractors.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

•	There is geotechnical risk associated with the base case mine plan that is constrained by the property boundary. Mitigation of any slope failures of the north wall could prove difficult due to lack of access to the ground to the north. The design slope angles on the north and west wall are relatively steep and assume aggressive slope reinforcement utilizing closely spaced cemented rebar dowels along the pit wall. The slope angles will be flatter than design if this system fails to work as expected. The slope angle design also assumes much of the wall will be pre-split using lightly loaded, approximate 100mm diameter blast holes, spaced 1 m to 1.2 m along the final pit wall. This is to maintain bench face angles of about 72o and allow safe catch bench widths. If this does not work as anticipated, or it is decided not to utilize this in some areas, the slope angles will be flatter than design. These geotechnical risks could reduce the amount of material mined and the amount of ore available for processing.

•	Carbonaceous material with preg-robbing characteristics has been identified, which may reduce overall heap performance and metal recovery if processed. In regard to gold and silver recovery the Camino Rojo deposit shows preg-robbing organic carbon as being the only significant deleterious element identified, which is primarily associated with the transition material at depth along the outer edges of the deposit. Preg robbing presents a low risk to the overall Project. A significant investigation by Orla into the preg robbing material which was reviewed by KCA indicates that preg robbing material will most likely not be encountered until later in the project life and can be mitigated by proper ore control.

•	Evaporators for pit dewatering require a minimum operating depth in the pond for operation, which is assumed to be approximately 1.5 m, or approximately 46,500 m3 of solution. Based on the pond sizing criteria there is sufficient capacity in the event pond to accommodate this additional solution for the planned heap without any changes. However, evaporation rates of water from the pit may not consistently be as estimated which may lead to some periodic loss of pond storage.

•	There is a risk that Merrill-Crowe efficiencies may be poor, particularly during initial operations due to low pregnant solution concentrations. This may result in increased zinc consumption and delayed metal recoveries.

•	The project is subject to normal risks regarding access, title, permitting, and security. The project has had a productive relationship with the surface owners and no extraordinary risks to project access were discerned. Conditional upon continued compliance with annual requirements, no risk to validity of title was discerned. Conditional upon compliance with applicable regulations, permits for normal exploration activities, mine construction, and mine operation are expected to be attainable. Drug related violence, propagated by members of criminal cartels and directed against other members of criminal cartels, has occurred in the region and has affected local communities. The aggression is not directed at mining companies operating in the region and has not affected the ability of Orla or previous operators to explore the Camino Rojo property.

•	The project considers running a powerline from Conception Del Oro, approximately 55km from the project site, to provide power to site early in the project life. The application for the power line requires an investigation by CENACE to determine where the Project is allowed to connect to the grid, followed by approval from the Mexican CFE to construct the powerline. It is assumed that by Year 2 of operations power supply will be available by connecting to the national commercial grid and power generation at site will no longer be needed. There is a possibility that connection to the national grid will occur later than Year 2 and will require an extended time period of diesel power generation. This delay in access to lined power would incur additional operating costs for any duration beyond the expected date of connection to the commercial power grid. The estimated operating costs for generated power is approximately 37% more than line power.

•	An ecological tax implemented by the state Congress of Zacatecas in 2017 could have a significant impact on the economics of the Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes and tonnes of waste stored in landfills. Due to the uncertainty of application of this tax and turbulence between active mining companies and the State of Zacatecas, the long term affects, and implementation of this ecological tax are currently unknown.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

•	The primary project production well (PW-1) underwent a 10,000-minute pumping test and a sustained flow of 32 L/s was maintained. However, there is a risk that the fracture system in the limestone has limited potential to provide water and that flow to the well could decrease over the life of the project. Development of additional wells will mitigate this risk.

•	Based on the results of the Camino Rojo Report, the Camino Rojo Report recommends the following additional work in regard to process and infrastructure development:

•	Application and approval for the power line to the project site should continue to be advanced. Estimated costs for this are approximately US$130,000 and are included in the cost estimates of the Camino Rojo Report.

•	Engage with the Adjacent Owner to reach an agreement allowing expansion of the proposed mine pit and Mineral Resource.

•	In addition to continuing the exploration work underway, the Camino Rojo Report recommends a two-phase exploration program, consisting of:

Phase 1

•	950 line-km of IP geophysical surveys to seek additional mineralized zones concealed by colluvium;

•	a 5,000 m core drill program to evaluate the sulphide resource underlying and adjacent to the oxide and transition mineralization that is the focus of the Camino Rojo Report , with the goal of defining mineralization that may be economically processed through a mill and flotation plant; and

•	a 5,000 m RC drill program to test IP anomalies already identified; then

Phase 2, which is conditional upon identification of new IP anomalies, comprised of:

•	a 5,000 m RC drill program to test newly defined IP anomalies; and

•	a 5,000 m core drilling program to evaluate the mineralized zones thus discovered.

The total estimated cost to complete the first phase of the recommended exploration work is US$3.25 million. Conditional upon positive results from the first phase, the second phase of recommended work is estimated to cost US$1.80 million.

The Camino Rojo Report also recommends:

•	additional RC test drilling leading to the construction of one or more back up or reserve production wells which should have a pump-tested sustainable capacity of at least 15 to 20 L/s; and,

•	drilling and construction of the proposed monitoring wells that have not yet been completed.

The estimated cost for the proposed water well drilling and development is approximately US$1.0 million and is included in the capital cost estimate.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

OUTLOOK/FUTURE PLANS

Since June 25, 2019, the effective date of the Camino Rojo Report, efforts on the Camino Rojo Project have focussed on bringing the mine as outlined in the Feasibility Study to development. Environmental assessment studies required for permitting of the mine were completed and submitted to SEMARNAT in August 2019. On December 12, 2019 the Company received notification from SEMARNAT granting approval of the Change of Land Use permit (“Cambio de Uso de Suelo” or “CUS/ETJ”), one of the two key permits required prior to the start of construction. Questions and a request for additional information on the Manifesto de Impacto Ambiental (“MIA”), the other key permit required, were received in November 2019. A reply was submitted in December 2019 and this permit is expected to be in hand in time to allow construction to start in the first half of 2020.

On September 9, 2019, Orla announced that a contract for engineering, procurement and construction management (“EPCM”) for the Camino Rojo Oxide Project was awarded to M3 Engineering and Technology Corporation (“M3”). M3 is a full service EPCM firm headquartered in Tucson, Arizona and has provided services to over 10,000 projects for some 1,000 clients in its 33-year history. Work on the Camino Rojo project will be undertaken out of the M3 office in Hermosillo, Mexico with senior review and support from the Tucson, Arizona office. M3 will be responsible for detailed engineering, construction planning and execution, contractor management and cost control for the project under the auspices of Orla management.

Detailed engineering started in September and is ongoing. Bid documents for long-lead items such as the crushing plant are being completed and provided to potential suppliers. The Company has hired key senior managers for the project.

Other development related activities include drilling and establishing 11 additional groundwater monitoring wells, detailed surveying and additional geotechnical investigations and improvements to the existing camp to facilitate more people.

As well as development related activities, we continue to conduct a limited regional exploration program. Work completed since June 25, 2019 includes geological mapping, rock sampling, geophysics and 8 RC drill holes. A total of 113 line-km of IP were conducted in the southwest part of the property in a number of small grids centered on overburden covered areas with potential structural intercepts and indications of alteration in the general vicinity. One of the grids showed a well-defined chargeability anomaly that is roughly 1,000 by 400 m in size. It is in an area with large structures and rock outcrops to the southeast have zones with strong silicification and weakly anomalous trace-element geochemistry. The area of the anomaly is covered by overburden. Permits to allow drill testing of the anomaly have been received.

Low amplitude chargeability anomalies southeast and west of the resource area outlined in an IP survey completed in the first half of 2019 were tested with 8 RC holes totalling 2,536 m. No significant alteration was encountered. The anomalies are assumed to be related to groundwater with elevated total dissolved solids concentration encountered in the holes.

The Company maintains an active community and social relations (“CSR”) program. Significant CSR activities in the second half of 2019 include the following:

•	completed construction of a preschool in El Berrendo;

•	continued to support adult education programs;

•	held Introduction to Mining courses for local residents;

•	supported a number of community events;

•	held a cervical cancer detection clinic in coordination with the Zacatecas health authorities;

•	supported San Tiburcio to reactivate the construction of a local health center and in efforts to have a doctor assigned to the community; and

•	assisted local communities to improve water wells.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

Work on the Camino Rojo Project will continue to focus on development related activities. Regional exploration will continue to involve geology, sampling followed by geophysics in areas where potentially favourable indicators are found. The IP anomaly in the southwest part of the property will be drilled tested, as will a coincident IP and magnetic anomaly northeast of the resource area.

SUBSEQUENT EVENT

On March 23, 2020, the Company announced that it had entered into a non-binding letter agreement with Fresnillo Plc (“Fresnillo”) regarding the commercial terms on which Orla would obtain the right to expand the Camino Rojo oxide pit onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under a definitive layback agreement. Under the terms of the layback agreement, Orla would pay Fresnillo, total cash consideration of US$62.8 million over a period of approximately 3.5 years. For further information on the transaction, please refer to the news release dated March 23, 2020 which can be found on Orla’s website at www.orlamining.com.

THE CERRO QUEMA PROJECT

The following disclosure relating to the Cerro Quema Project has been derived, in part, from the independent technical report for the Cerro Quema Project titled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA. The Cerro Quema Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

PROJECT DESCRIPTION, LOCATION AND ACCESS

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of south-western Panama. The Cerro Quema Project is located approximately 45 km south-southwest of the city of Chitré which 255 km by road from Panama City on the Panamanian Highway 150 km by air southwest of Panama City. The Project is located at Latitude 7° 33’ 14” N by Longitude 80° 32’ 56” W and at UTM coordinates 17N 549772 mE, 834994 mN (NAD83).

The Cerro Quema Project is accessible by road. Container loads of equipment and supplies can be shipped from the Panama Canal to the site by road. Oversized truckloads may require bypass arrangements around bridges and power lines. Chitré is the nearest town with regular air service. A helipad is available at the Project’s camp for emergency services.

The Cerro Quema Project comprises three contracts between the Republic of Panama and Minera Cerro Quema SA (“MCQ”) that grant exclusive rights for mineral extraction of class IV metallic minerals (silver and gold) over 14,893 ha dated between February 26, 1997 and March 3, 1997. The original term of the contracts was 20 years. The contracts can be extended for a first ten-year extension and then two additional extensions of five years each. The Government of Panama retains a 4% net smelter royalty.

The concession contracts held by Pershimco through its ownership of MCQ include the following provisions:

•	the state reserves the right to explore and extract under the granted area, by itself or by concessions to third parties, other natural resources including different minerals to those granted under the contract;

•	a land tax and royalty against production must be paid to the government as per Article 211 of the Mining Resources Code;

•	the concession holder must submit to the government a detailed work plan each year including approximate cost;

ORLA MINING LTD.
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•	the concession holder has the right to import equipment, parts, and supplies to be used in any mining operation free of importation taxes and custom fees, except for fuel and vehicles that are not used in the mining operation;

•	a warranty fund in the amount of 100,000 Panamanian balboas (“PAB”) (equivalent to US$100,000) in the form of an insurance company deposit must be put in place to guarantee the payment of repairs for damage caused by dangerous acts or restoration due to abandonment for each concession. The fund must stay in place for two years after the expiration of the contract to ensure compliance; and

•	a warranty fund in the amount of 15,000 PAB must be put in place to guarantee compliance with the obligations of each contract.

The original 20-year term for the concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). Subsequent to the date of the Cerro Quema Report, the Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018.

In October 2018, the government accepted our 2018 concession tax payments, and in February 2019, we paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. On February 3, 2020, the 2020 concession payments were made and accepted.

As of the date of this AIF, final concession renewals have not been received.

The Company owns the surface rights for land required to mine the Cerro Quema Mineral Reserves and to construct and operate a heap leach facility and part of the land required for proposed upgrades to the project access road.

Panama is a constitutional democracy and faces no current threats of hostility either domestically or externally.

HISTORY

Between 1990 and 1994, previous owners completed 4,622.5 metres of core drilling and 17,578.8 metres of RC drilling on the Cerro Quema Project as well as geological mapping and various geochemical surveys. In 1996, a further 1,749.6 metres of core drilling was performed on the La Pava deposit.

Resource estimates were completed in 1996 and 2002, and 2011, but such estimates were not prepared in compliance with NI 43-101 and are no longer considered applicable due to subsequent drilling and the current Mineral Resource estimations described below. There has been no production from the Cerro Quema Project.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional Geology

The Cerro Quema Project is located on the Azuero Peninsula, Panama. The Azuero Peninsula is a major topographic feature on the southwest (Pacific) coastline of Panama. The basement rocks of the Peninsula consist of massive and pillowed tholeiitic basalts that are currently interpreted to represent uplifted rocks from the western margin of the Caribbean plate. Following the onset of subduction at about 70 Ma, an arc magmatic sequence developed on the Azuero basement. The rocks of the Azuero Arc Group consist of volcanic rocks including associated tuffs and volcanoclastic rocks ranging in age from approximately 71 Ma to 40 Ma Late Cretaceous to Mid-Paleogene.

ORLA MINING LTD.
Annual Information Form
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Local Geology

The Cerro Quema district is located within the Los Santos peninsula region in the central part of the Azuero Peninsula. Volcanic rocks in this part of the Azuero Peninsula consist of andesite, dacite, and basalt. Within and beneath the volcanic sequence are marine volcanoclastic sediments (conglomerate, sandstone, and mudstone), limestone and turbidites.

The lower unit of the Rio Quema Formation consists of andesitic lava flow rocks, crystal rich sandstone, and turbidites interbedded with hemipelagic limestone. The upper unit contains rocks erupted from submarine dacite lava domes that are inferred to have created a barrier within the fore-arc basin and restricted the marine and volcanoclastic sedimentation patterns. North of the dacite domes, the units comprise massive volcanic rocks, many dikes, and only minor volcanoclastic and limestone units. The upper unit of the Rio Quema formation is intruded by arc-related quartz diorite and granodiorite dike intrusions. The major geological structure on the Azuero Peninsula is the northwest-southeast striking Azuero-Sona fault. This fault separates two different basement terranes. Rocks on the southwest side of the fault are massive basalt flows and pillow lavas with interbedded volcanoclastic sediments. Basement rocks to the northeast of the fault are island-arc volcanics with basalt, andesite and dacite with interbedded sediments. Flat-lying sediments of the Tonasi Formation in places overly the basement rocks, particularly northeast of the Azuero-Sona fault on the southeast coast of the Azuero Peninsula. The Azuero-Sona fault has a very clear trace within the topography of southwest Azuero Peninsula. The fault has probably been seismically active within the Holocene Epoch as indicated by left-laterally offset streams. The slip rate and seismic potential of this major fault, however, is unknown.

Property Geology

At Cerro Quema, the silica-pyrite alteration is characterized by a highly fractured, vuggy, locally brecciated rock composed of silica and iron-oxides at the surface. The oxidized rock extends from surface to a depth of up to 150 metres. Beneath the oxidation boundary, pyrite is abundant. With few exceptions, gold mineralization above the cut-off grade is restricted to the silica-rich alteration type within the oxidized and leached cap. On the south side of the La Pava deposit, steeply-dipping chalcopyrite veins appear to be associated with late stage fracturing. In this area, a zone of high grade supergene mineralization (0.5 to 5.0% copper) is present beneath the oxidation surface.

Pershimco defined three alteration zones related to the Cerro Quema Project deposits: (i) a silica alteration zone, occurring in the core of the deposit, that contains quartz with very minor alumino-silicate clay minerals; (ii) a silica-clay alteration zone that surrounds the silicic core and is composed of silica with up to 30% fine grained alumino-silicate clay minerals (kaolinite, dickite, pyrophillite). This zone may contain medium to low grade mineralization; (iii) and a clay alteration zone that occurs as a transition between the silica-clay alteration and fresh rock. The clay alteration may contain up to 30% illite/smectite clays that replace original feldspar. This zone is unmineralized.

Mineralization

In the Cerro Quema Project area, several gold mineralized zones are located along a 15 km long, east-west trend. These zones include the La Pava, Quemita-Quema and La Mesita deposits. The mineralized zones are reported as being hosted in a belt of hornblende-pyrite pyroclastic flows and lavas of dacitic and andesitic composition. The volcanic belt is up to 1.5 km wide and conformably bounded to the north and south by epiclastic submarine sediments. The sequence dips south at 45° to 60° north. The main rock types within the mineralized zones are saprolitic dacitic clay, silicious dacite with various degrees of acid leaching and iron-oxide cemented breccia.

The gold and copper mineralization are associated with disseminated pyrite, chalcopyrite, enargite and a stockwork of quartz, pyrite, chalcopyrite, and barite with traces of galena and sphalerite. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern is compatible with a high-sulfidation epithermal system.

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Gold occurs as disseminated submicroscopic grains and as invisible gold within the crystalline structure of pyrite, especially in the advanced silica alteration zone. Strong supergene alteration results in the formation of an oxidation cap or gossan and released the gold contained in the pyrite. The highest grades of gold mineralization are near the surface and decrease toward the lower limit of oxidation.

The Cerro Quema deposits are characterized by the presence of widespread hydrothermal alteration that forms concentric halos around mineralization. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern are compatible with a high sulphidation epithermal system. The alteration pattern is fault controlled, following E-W trending regional faults.

EXPLORATION

In 2010 and 2011, Pershimco’s exploration efforts focused on drilling. Lithological and structural mapping, channel sampling and geochemical sampling were also conducted in 2011. In 2012, Geotech Ltd. completed airborne geophysics including radiometric, magnetic and VTEM surveys over the entire property. These surveys identified the mineralized trend and highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios associated with the La Pava and Quema/Quemita deposits. Additionally, the survey identified two previously unknown corridors to the north of the main trend which highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios similar to those associated with the La Pava and Quema/Quemita mineralized trend. Following the completion of airborne geophysical studies in early 2012, Pershimco conducted ground IP surveys on various geophysical targets. The first surveys done were over the Quema-Quemita target in late 2012. Surveys were completed over La Pava and a new exploration target, Idaida in 2013. Each survey revealed the presence of large chargeable bodies at depth and show a generally inversed cone geometry. These large chargeable bodies are located over more than 11 km along the Cerro Quema Mineralized Corridor, which has been identified to extend for approximately 15 km within the concessions. A total of 144.6 line km of IP survey work was completed, 66.9 km at Quema/Quemita and Idaida, 57.1 km at La Pelona and 20.6 km at La Pava. The IP geophysics program identified resistivity and chargeability anomalies on all four target areas.

In 2014, a regional mapping and surface rock chip sampling program focused on a first-pass reconnaissance investigation over the priority targets identified by the airborne geophysical survey. A total of 12,307 line metres were mapped and a total of 1,204 surface rock chip samples were collected.

Pershimco contracted an independent petrology consultant in Australia to conduct petrographic analysis on 70 samples. Samples were selected from various drill holes at La Pava, Quema, Quemita, Idaida and Pelona areas. Samples were selected from the deeper feeder structures at La Pava, the oxide gold zone at La Pava, the supergene enriched copper-gold zones at La Pava, both the oxide and sulphide zones at the Pelona and Idaida projects, as well as the oxide and supergene zones at Quema-Quemita. The aim of the petrographic studies was to gather further information about alteration phases, mineralogy, and mineralization sequence within the various deposits in the concession area. X- ray Diffraction work was conducted was conducted to ascertain clay minerals as well as the composition of ‘sericite’-like white mica and the various sulphates.

Drilling

Between 1990 and 1994, Cyprus Minerals Company and successor companies completed 4,921.3 metres of core drilling and 9,639 metres of RC drilling on the Cerro Quema Project area. Subsequently, Campbell Resources Inc. drilled a further 1,749.6 metres of core drilling on the La Pava deposit in 1996. Since acquiring the Cerro Quema Project in 2010, to the date of the Cerro Quema Report, Pershimco drilled 16,939 metres of core drilling over 79 holes and 32,728 metres of RC drilling over 330 holes. Drilling extended a mineralized structure along the northern flank of the Quema/Quemita deposit to 750 metres. This structure trends SW-NE and is located 100-200 metres north-northeast of the Quema/Quemita open pit perimeter and southeast of the La Mesita deposit and the El Domo zone. Drilling conducted close to the perimeter of the southwestern and central north sections of the open pit design have intercepted new gold oxide and/or supergene copper mineralization. Supergene copper mineralization was encountered in the western area of the open pit design.

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Drilling in 2013 focused on Mineral Resource definition at the La Pava and Quema/Quemita deposits as well as investigating geophysical anomalies at new exploration targets Idaida and Pelona. Exploration drilling on the Idaida target has revealed both near surface and deeper mineralized feeder structures analogous to the La Pava and Quema/Quemita deposits.

Ten holes drilled on La Pava, located outside or within 10 to 15 metres of the southern and northwestern sides of the open pit design have intercepted significant new gold and copper mineralization.

Similar to the drilling at the La Pava deposit, the drilling at the Quema-Quemita deposit increased the overall Mineral Resource as well as identified mineralization outside of the current open pit design. Four drill holes located near the perimeter on the south-western and central north sections of the open pit design have intercepted gold oxide and/or supergene copper mineralization, providing new targets for future resource definition and upgrade drilling.

RC drilling was initiated to investigate geophysical anomalies in the new exploration target at Cerro Idaida. Upon completion of the RC drill holes, a diamond drill hole “tail” program was initiated to test for additional copper-gold mineralization within the high sulfidation system at depth. The diamond drill hole ‘tails’ encountered additional high- grade copper (enargite-covellite) mineralization as veinlets, disseminations and breccia matrix fill below the final depth of the RC holes and intercepted a deeper, higher temperature (pyrophyllite-rich) feeder zone containing copper and gold mineralization.

Drilling also included: two holes located on the north flank of Cerro Quema, collared to intercept a strong (+40 mV/V) IP chargeability anomaly trending north-northwest; two angle (-80) south directed holes located down slope on the north flank of La Pava about 400 metres north of the summit ridge; and two vertical holes each located to test a strong dual apex high within a large IP chargeability anomaly trending southwest to northeast.

Including drilling completed subsequent to the date of the Cerro Quema Report, a total of 98,883 metres have been drilled on the Cerro Quema Project since the first drill hole by Cyprus Minerals in 1990. The majority of the drilling has been focused on the main Mineral Resource areas of La Pava and Quema-Quemita.

	RC Drilling		Core Drilling
Year	Number	Length (metres)	Number	Length (metres)
Pre-2017	577	50,571	154	31,432
2017	0	0	91	11,880
2018	0	0	19	5,000
Total	577	50,571	264	48,312

In 2017, Orla drilled 91 diamond holes for a total of 11,880 metres. Drilling was mainly focused on the Quemita and Cabalito areas with a small number of holes drilled at Chontal and Idaida. To date in 2018, Orla has drilled approximately 5,000 metres in 19 holes in the Caballito and Sombrero areas targeting copper-gold sulphide mineralization.

Sampling, Analysis and Data Verification

The following outlines the core sampling procedures used by Orla subsequent to the acquisition of the Cerro Quema Project:

•	Core is delivered from the drill rig to the secure logging area in camp by Orla staff.

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•	After Geotech, logging the core is photographed and logged by geologists.

•	Samples are cut where possible at 1.5 metre intervals. In the event there is a loss of core, a change in lithological contact, mineralization or alteration contact, or a change in matrix from oxide to sulphide, the minimum sample size allowed is 0.5 metres and the maximum sample size allowed is 2.0 metres.

A rigorous QA/QC program was implemented by Orla. Two QA/QC schedules are used by Orla, for resource definition drilling QA/QC standards and blanks are placed at 1:20 interval, for exploration drilling a 1:40 interval is used. An outline of the QA/QC samples are as follows:

•	2% of samples are field duplicates consisting of ¼ core.

•	1% of samples are preparation duplicates consisting of a second pulp created from the same coarsely crushed sample.

•	1% of samples are assay duplicates, consisting of an analysis of a second split of the same pulp.

•	2% of samples are blanks, inserted into the sample stream at the discretion of project geologists, such that they are analyzed sequentially with mineralized material

•	2% of the samples are reference standards, 3 different standards ranging from 0.2 to 1.8 g/t Au are currently being used.

Samples are prepared in an on-site facility run independently by ALS Minerals. Sample pulps are sent to the ALS Minerals facility in Lima, Peru. All gold results are analysed by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver and copper, using an Aqua Regia (ME-ICP41) method at ALS Laboratories in Peru. Samples with copper values in excess of 1% by ICP analysis are re-run with Cu AA46 aqua regia and atomic absorption analysis.

Hole collars are surveyed, and down-hole surveys are taken every hole.

Prior to Orla’s acquisition of the Cerro Quema Project, practices with regards to the collection of samples by Pershimco included:

(i)	Diamond drill core and RC cuttings samples were collected, each approximately one metre. In the event there was a loss of core or cuttings, a change in lithological contact, vein contact or a change in matrix from oxide to sulphide, the minimum sample size allowed was 0.5 metres and the maximum sample size allowed was 1.5 metres.

(ii)	Lithological contacts, vein contacts and sulphide content were respected with an appropriate sample interval where possible.

(iii)	A thorough QA/QC program was implemented, which included one field blank and at least one certified reference material, (also referred to as a standard), for every batch of 20 samples sent to the laboratory.

The principal lab used was Activation Laboratories (“Actlabs”). Samples were sent to Actlab’s Panama lab for preparation and the resulting pulps were sent to Actlabs in Ancaster, ON, Canada for analysis. Individual samples were entered into the Laboratory Information Management System by Actlabs personnel, dried, and finely crushed. The samples are then returned for a second time to the dryer, and immediately upon their removal from the dryer, were pulverized and riffle-split. Prepared samples were then placed into air-deprived zip lock bags and then into 5-gallon plastic containers, which were sealed and shipped by courier services to Actlabs in Ancaster, Ontario, Canada for assaying. Silver and copper sample tenors were determined using a multi-element ICP method, and gold was determined using fire assay method with atomic absorption finish. Gold values exceeding the 2.5 g/t Au were rerun using fire assay with a gravimetric finish.

The Actlabs’ Quality System is accredited to international quality standards through the International Organization for Standardization /International Electrotechnical Commission (“ISO/IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the SCC. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by the National Environmental Laboratory Accreditation Conference program and Health Canada.

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A robust QA/QC program was implemented in 2010, and this program has been maintained throughout the 2011, 2012 and 2013 drill programs since that time. The QA/QC program included the insertion of certified reference materials, field blanks and the preparation of pulp duplicate samples. The results of the 2010-2011 drill programs were previously verified by P&E Mining Consultants Inc. and were found to have passed the strict QA/QC procedures. For the 2012 and 2013 drill programs, a total of six certified reference materials, (also referred to as standards) were used to monitor lab accuracy. Two of the standards were certified for copper-only, and four of them were certified for gold-only. There were 1,725 standards analyzed for gold and 1,155 standards analyzed for copper.

DATA VERIFICATION

According to the Cerro Quema Report, Mr. Antoine Yassa, P.Geo., a qualified person, visited the Cerro Quema Project most recently on October 2, 2013, (and previously on January 17 and 18, 2012). During the October site visit, Mr. Yassa collected 12 samples from four holes. Samples were collected from taking either a ¼ split of the half core remaining in the core box or taking a split from the RC cuttings. Samples were placed into plastic bags with a unique tag identification and were placed into a larger bag for transport. Mr. Yassa brought the samples to DHL Courier in Chitré, where they were sent to the offices of P&E in Brampton, ON. From there the samples were sent via courier to AGAT Labs in Mississauga, ON for analysis. AGAT has developed and implemented at each of its locations a quality management system designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards. AGAT maintains ISO registrations and accreditations. ISO registration and accreditation provide independent verification that a quality management system is in operation at the location in question. Most AGAT laboratories are registered or are pending registration to ISO 9001:2000.

MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing of material from the Cerro Quema deposit was completed by the previous owners and Pershimco. The testing included: (i) bottle roll tests that evaluated amenability of the materials to cyanidation; (ii) column leach tests that evaluated the amenability of the materials to conventional heap leaching; and (iii) vat leach tests which evaluated the amenability of the materials to treatment in flooded tanks.

Conclusions from metallurgical testing are:

•	an estimated field gold recovery of 86% for all La Pava material and the low grade Quema/Quemita. Further, it is recommended to discount Quema/Quemita ore recovery at 3% recovery of gold per 1 g/t head grade;

•	oxide material from La Pava responds very well to cyanide bottle roll and column leaching yielding high gold extractions and low reagent consumptions;

•	at lower head grades (about 1 g/t of gold and lower), extractions are approximately the same for either La Pava or Quema/Quemita material;

•	at higher head grades (above 1 g/t of gold), the extractions for La Pava are greater than for Quema/Quemita; and

the data show no dependence of gold extraction on crush size for the materials and size ranges tested.

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MINERAL RESOURCES

For the Cerro Quema Report, Mineral Resource estimation work was carried out by Eugene Puritch, P.Eng., Antoine Yassa P.Geo., and Fred Brown, P.Geo., all independent Qualified Persons in terms of NI 43-101. Mineral Resource modeling and estimation were carried out using the commercially available Gemcom GEMS software program. Open-pit optimization was carried out using the Whittle Four-X Single Element software program. The effective date of the Mineral Resource estimate is June 30, 2014.

The Cerro Quema Project Mineral Resource are reported inside an optimized pit shell. The results from the optimized pit shell are used solely for the purpose of reporting Mineral Resources that have reasonable prospects for economic extraction, and the optimization is based on the economic parameters including US$1,500 per ounce gold, 86% oxide Au recovery, 90% sulphide Au recovery, US$2.20 per tonne mining costs, US$6.13 per tonne oxide processing cost, US$12.00 tonne sulphide process cost, US$1.00 per tonne G&A. A cutoff of 0.18 g/t Au was used for oxide mineralization and 0.31 g/t Au for sulphide mineralization. The pit shell was optimized based on Au block grades for oxide zones and gold-equivalent (“AuEq”) block grades for sulphide zones. The gold equivalent block grades were calculated using the formula:

Equation 1.0-1

AuEq = (Au g/t + (Copper% x 1.6)).

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Cerro Quema In-Pit Mineral Resources [1,2,3,4,5]
La Pava
Zone	Category	Cutoff (gold g/t)	Tonnes	Gold (g/t)	Copper (%)	AuEq (g/t)	Gold (ounces)
Oxides	Measured	0.18	7,052,600	0.82	0.04	NA	184,900
	Indicated	0.18	10,896,100	0.57	0.04	NA	201,100
	Measured + Indicated	0.18	17,948,700	0.67	0.04	NA	386,000
	Inferred	0.18	331,700	0.36	0.03	NA	3,800
							AuEq (ounces)
Sulphides	Measured	0.31	802,000	0.44	0.22	0.80	20,600
	Indicated	0.31	7,664,900	0.39	0.38	1.00	246,100
	Measured + Indicated	0.31	8,466,900	0.39	0.36	0.98	266,700
	Inferred	0.31	75,000	0.28	0.2	0.61	1,500
Total							Au and AuEq (oz)
	Measured		7,854,600	0.78	0.06	0.81	205,500
	Indicated		18,561,000	0.50	0.18	0.75	447,200
	Measured + Indicated		26,415,600	0.58	0.14	0.77	652,700
	Inferred	----	406,700	0.35	0.06	0.41	5,300
Quema + Quemita + Mesita
Zone	Category	Cutoff (gold g/t)	Tonnes	Gold (g/t)	Copper (%)	AuEq (g/t)	Gold (ounces)
Oxides	Measured	0.18	0	0	0	NA	0
	Indicated	0.18	5,983,700	0.86	0.03	NA	166,400
	Measured + Indicated	0.18	5,983,700	0.86	0.03	NA	166,400
	Inferred	0.18	335,300	0.38	0.03	NA	4,100
Sulphides							AuEq (ounces)
	Measured	0.31	0	0	0	0	0
	Indicated	0.31	2,539,000	0.49	0.15	0.73	59,600
	Measured + Indicated	0.31	2,539,000	0.49	0.15	0.73	59,600
	Inferred	0.31	298,100	0.30	0.17	0.57	5,500
Total							Au and AuEq (oz)
	Measured		0	0	0	0.00	0
	Indicated		8,522,700	0.75	0.07	0.82	226,000
	Measured + Indicated		8,522,700	0.75	0.07	0.82	226,000
	Inferred		633,400	0.34	0.10	0.47	9,600

Notes:

(1)	Mineral Resources are reported inside an optimized pit shell. AuEq was calculated using Au + 1.6*copper.
(2)	Numbers may not add up due to rounding.
(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(4)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(5)	The Mineral Resources were estimated using the CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

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MINERAL RESERVES

The Mineral Reserve is that portion of the Mineral Resource that has been identified as mineable within a design pit. The Mineral Reserve estimate incorporates ore mining parameters such as mining recovery and waste rock dilution. The Mineral Reserves form the basis for the Pre-Feasibility Study mine production schedule and mine plans.

The Cerro Quema Project mining operation will consist of open-pit mining only with no underground mining component planned, hence, all of the Mineral Reserves are deemed to be open pit reserves. No Inferred Mineral Resources are used in the estimation of the Mineral Reserve. Only oxide resources are used in the estimation of the Mineral Reserve. The Mineral Reserves have been developed in a three-step process: (i) select an optimized open-pit shell to be used as the basis for the pit design; (ii) develop an operational pit design that incorporates benches, detailed pit slope criteria, and truck haulage ramps; and (iii) estimate the in-pit tonnage contained within the operational pit that meets or exceeds the cut-off grade criteria and apply the ore mining parameters (i.e. mining losses and dilution) to that tonnage. The final result is the Mineral Reserve.

The Proven and Probable Mineral Reserves are summarized in the table below.

Cerro Quema Mineral Reserves [1,2,3]
La Pava
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	6.82	0.80	0.04	176,000
Probable	7.40	0.67	0.04	159,000
Proven + Probable	14.22	0.73	0.04	335,000
Quema
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	—	—	—	—
Probable	5.49	0.86	0.03	153,000
Proven + Probable	5.49	0.86	0.03	153,000
Total
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	6.82	0.80	0.04	176,000
Probable	12.89	0.75	0.03	312,000
Proven + Probable	19.71	0.77	0.04	488,000

Notes:
(1)	Numbers may not add up due to rounding.
(2)	A cut-off grade of 0.21 g/t of gold is used for reporting Mineral Reserves.
(3)	Mineral Reserves are estimated at a gold price of US$1,300 per ounce

MINING OPERATIONS

The mining method proposed for the Cerro Quema Project will be a conventional open-pit mine. A fleet of hydraulic excavators and trucks consisting of 50 tonne rigid frame trucks and 40 tonne articulated trucks will be used to mine the ore and waste materials. The drilling and blasting of both ore and waste rock will be required although some materials will be free-digging. The ore production rate delivered to the heap leach pad area is approximately 3.6 million tonnes per year of silica and fresh rock type ore. Clay type ore will be stockpiled and processed at the end of the mine life since this ore requires a different crushing method and agglomeration. Overall total annual mining rates will range from a high of 7.1 million tonnes of combined ore and waste to a low of 5.5 million tonnes with an average of about 6.4 million tonnes per year. This results in an average total daily mining rate of 18,000 tpd. The total mine life is 5 years in duration, not including one year of pre-production. Ore and waste from the La Pava pit will be hauled to the crusher and Chontal waste dump. At the Quema pit, a trade-off study recommended the use of a conveyor system to transport both ore and waste down the hillside. Waste would be tripped off the conveyor in the Chontal valley and ore would be sent to the primary crushing area.

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PROCESSING AND RECOVERY OPERATIONS

The Cerro Quema Project will be a 10,000 tpd heap leach facility. Processing at Cerro Quema will be by conventional heap leaching of crushed ore stacked on a single use pad. Gold will be leached from the mineralized material with dilute cyanide solution. Gold will be recovered from solution in a carbon adsorption-desorption-recovery plant to produce doré bars. An apron feeder will deliver the run of mine at a rate of 556 dry tonnes per hour to a vibrating grizzly with 130 mm openings. Grizzly oversize will be crushed by a primary jaw crusher. A secondary screen belt feeder will feed primary crushed rock to a secondary screen. The secondary screen will scalp material at 70 mm. Oversize will be crushed in the secondary cone crusher. Cone crusher product and screen undersize will discharge to the crushed ore stockpile stacker which feeds secondary crushed material to the crushed ore stockpile. The stockpile will be constructed over a subterranean tunnel containing two reclaim belt feeders and the Reclaim Tunnel Conveyor.

Pebble lime will be added to the reclaim tunnel conveyor at a nominal rate of 1.6 kg/t material. The crushed material and lime will then be conveyed to the heap for stacking. The ore will be leached using a dilute solution of sodium cyanide applied which will percolate through the material, dissolving gold, and drain by gravity to a pond.

Pregnant solution will flow by gravity through the set of five carbon adsorption columns, exiting the last adsorption column as barren solution. The adsorption columns will operate in this fashion until the carbon contained in the lead column achieves the desired precious metal loading and then it will be stripped. Stripping of the gold from the loaded carbon will be accomplished by circulating a heated, dilute caustic and cyanide solution upwards through the carbon bed. The heated solution exits the elution vessel as pregnant eluent. The pregnant eluent flows to the recovery circuit where stripped gold is plated from the pregnant eluent onto mild steel wool cathodes. The mild steel wool cathodes will be removed periodically and treated in the retort furnace which removes all of the water and most of the mercury from the cathodes. The retorted cathodes will then be mixed with fluxes, melted, and poured into doré bars. The doré will then be shipped to an offsite refiner for further processing and sale as fine gold.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

An existing site access road intersects with Via Tonosi approximately 32 km south of Macaracas. The access road runs north approximately 7 km to the location of the platform constructed between Quema and La Pava by Pershimco. Improvements to the existing road will be required and include widening to approximately 9 metres to allow two over-the-road trucks to pass, re-contouring to eliminate grades in excess of 7%, and grading to a ditch on one side for drainage.

Raw water is required for dust control, fire water, and process water make-up. Raw water will be supplied by a well located approximately 1.1 km north, north east of the existing platform at an elevation of 190 metres above sea level. Raw water will be stored in a tank located south-southeast of the existing platform near the access road to La Pava at an elevation of 480 metres above sea level.

The majority of the diesel fuel used at Cerro Quema Project will be offloaded and stored in a cylindrical horizontal steel tank located on the western end of the existing platform at 423 metres above sea level. The tank will supply fuel for the mine fleet and light vehicles.

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During construction, a temporary first aid clinic will be located on the existing platform. A treatment room will be located on the first floor of the Warehouse and Workshop building located near the ADR and process ponds. An emergency vehicle is already available at the existing base camp to transport injured or sick people to the nearest hospital.

Electrical power will be supplied from the grid by Distribuidora Electrica de Metro-Oeste (Edemet) at the Substation in Las Tablas, a community about 31 km southeast of Chitré along the Carretera Nacional. Power will be delivered to site using a 34.5 kV power line constructed from Las Tablas to Cerro Quema Project. The mine truck shop and warehouse will be housed in an 895 square metre single-story steel building constructed near the center of the existing platform area. The laboratory will be a 441 square metre single-story steel building constructed adjacent to the mine warehouse and workshop building near the center of the existing platform area. An explosives magazine will be located approximately 700 metres south of the existing pad along the access road. A 760 square metre, single-story concrete block administration building will be constructed near the southern corner of the event pond at the 220 masl elevation level. The building will provide space for employee lockers, treatment room office space, a meeting room and utilities for site managers and their staff. The Refinery will be a 339 square metre block building, adjacent to the adsorption, desorption, and recovery area, housing the electrowinning and smelting equipment and also including an office that will allow security to monitor the electrowinning and smelting processes.

ENVIRONMENTAL PERMITS

An ESIA and permits are in place for a previously proposed continuous vat leach operation. However, as the Cerro Quema Project will utilize heap leach processing methods, the Company initiated an update of the ESIA and associated permits based on the new Cerro Quema Project design to meet Panamanian, more specifically the National Authority of the Environment (Autoridad Nacional del Ambiente, known by its acronym ANAM), requirements. Additional studies that were competed to support the ESIA and permits include:

•	surface water and groundwater flow and quality conditions during dry and wet seasons;

•	sediment quality samples at selected surface water locations;

•	aquatic sampling to characterization seasonal and spatial variation; and

•	archaeological survey in potentially disturbed areas.

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016 (subsequent to the date of the Cerro Quema Report). The Ministry has completed the technical evaluation of the ESIA, and the Company believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known. When drilling commenced in January 2017, it was in an area covered by previously issued permits. Since then, the Ministry of Environment has issued Orla a two year extension to this permit for the purposes of drilling. Additionally, permits to drill have been granted for all new areas applied for. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals.

ENVIRONMENTAL MINING FACTORS

The acid-base accounting (“ABA”) test results indicate that samples of potential waste rock from the La Pava zone are expected to contain low to very low sulphide by weight percent, however, there is essentially no buffering capacity. The classification of ABA results indicates that most waste rock samples have low potential for acid generation; however, a smaller portion of the waste rock from La Pava is potentially acid generating. The synthetic precipitation leach test results indicate that there is the potential for metal leaching. Geochemical characterization, including kinetic testing, of additional drill core is being completed to confirm the acid generation and metal leaching potential of the waste rock, in particular material associated with the Quemita-Quema ore bodies. The ABA test results suggest that the oxide fraction of the La Pava and Quemita-Quema heap leached ore have some potential for acid generation and all samples of the sulphide fraction of the La Pava heap leached ore are potentially acid generating. Results of the leachate testing indicate that the La Pava leached oxide ore tailings have a low potential for metal leaching. The development of the open pit will be halted within the oxidation zone such that the underling sulphide bearing, and potentially acid generating rock, will not be exposed.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

SOCIAL IMPACT

In 2013, Pershimco completed a study to describe the socio-economic environment of the communities located within a 12.5 km radius of the Cerro Quema Project and the main urban centres, as well as to identify the local perceptions in regard to Panama’s current state of affairs, the environment, the Cerro Quema Project, and the mining industry in general. Data on demographics, housing and utilities, economics, and health and community well-being were obtained through surveys and secondary sources. The scope of the socio-economic study for the Cerro Quema Project area were expanded during completion of the environmental and social impact assessment. The Company has a Community Relations Department and an active social engagement effort.

CAPITAL AND OPERATING COSTS

The required pre-production capital expenditures for the Cerro Quema Project, as summarized below, are considered to have an accuracy of +/-25%. The scope of these costs includes all mining equipment, process facilities, and infrastructure for the Cerro Quema Project. Most costs have been collected in the last quarter of 2013 and the first quarter of 2014 and are considered to be valid for first quarter 2014 US dollars.

The planned Cerro Quema Project capital costs are summarized as follows:

Mine
Direct Costs	US$	10,926,000
Other Costs	US$	6,240,000
Total Pre-Production Mine	US$	17,166,000

Process
Direct Costs	US$	78,010,000
Indirect Costs	US$	6,608,000
Initial Fills, EPCM and Owners Costs	US$	15,309,0000
Total Pre-Production Capital Cost	US$	99,927,000

Total Cerro Quema	US$	117,093,000

The planned Cerro Quema Project sustaining capital and reclamation costs are summarized as follows:

Area
Leach	US$	9,906,000
Mine	US$	3,527,000
Closure	US$	10,381,000
Total	US$	23,814,000

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2019	Canadian dollars unless otherwise stated

The planned Cerro Quema Project average operating costs are summarized as follows:

Description
Mining (owners’ fleet)	US$	3.30
Processing (average)	US$	4.40
G&A	US$	0.93
Total Operating Cost/Tonne Ore	US$	8.63
Cash Operating Cost (per ounce of gold)	US$	402

Based on the estimated production parameters, revenue, capital costs, operating costs, taxes and royalties, a cash flow model was prepared by KCA for the economic analysis of the Cerro Quema Project.

The period of analysis of 16 years includes two years of pre-production and investment, six years of production, three years for closure and reclamation and five additional years of monitoring. Other assumptions relied upon in the cash flow model include:

•	gold price of US$1,275 per ounce; processing rate of 10,000 tonnes per day ore; average gold grade of 0.77 g/t; total average opex of US$8.63 per tonne; total preproduction capex of US$117.1 million; net smelter royalties of 4% (Government); Income Tax Rate of 25%; ITBMS tax of 7%; local and land use taxes of approximately US$81,000 per year; gold recoveries of: 86% for all La Pava material above the cut off head grade and the low grade Quema/Quemita

For Quema/Quemita, the following formula should be used to estimate gold recovery at varying head grades greater than 1 g/t Au:

% Au = (86% - ((g Au/t -1) x 3%))

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

The Cerro Quema Project economics, based on these criteria from the cash flow model, are summarized as follows:

Life of Mine Summary – Financial Analysis

Internal Rate of Return (IRR), After-Tax	33.7%

NPV @ 0% (After-Tax)	US$152,415,000
NPV @ 5% (After-Tax)	US$110,052,200
NPV @ 10% (After-Tax)	US$77,997,400

Gold Price Assumption (US$/Ounce)	US$1,275
Pay Back Period (Years based on After-tax)	2.2

Initial Capital Costs
Pre-Production Initial Capital	US$115,929,368
Working Capital	US$1,163,664
Total Initial Capital	US$117,093,032

Future Capital (life of mine)	US$23,480,397

Operating Costs (Average Life of Mine)
Mining (Contract and Owner)	US$3.30
Processing	US$4.40
G&A	US$0.93
Total Operating Cost/Tonne Ore	US$8.63
Cash Operating Costs (per ounce of gold)	US$402

Production Data
Life of Mine	5.3
Mine Throughput (Ore)	10,000
Metallurgical Recovery Au (Avg)	85.8%
Average Annual Gold Production	78,800
Average LOM Strip Ratio (waste: ore)	0.72

EXPLORATION UPDATE SUBSEQUENT TO DATE OF CERRO QUEMA REPORT

2017 Exploration

Exploration at Cerro Quema in 2017 targeted zones of high-sulphidation style alteration that could potentially host additional oxide gold resources. Exploration also tested for sulphide copper-gold mineralization below the level where the rocks are oxidized. There have not been any exploration results subsequent to the Mineral Resource estimate that would materially impact the Mineral Resource estimate used for the pre-feasibility study contained in the Cerro Quema Report.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

A total of 72.7 line km of IP-resistivity and 70.3 line km of magnetic survey were completed by SJ Geophysics of Vancouver, Canada in March through June 2017. Geophysics was completed over five separate exploration targets. In addition, two reconnaissance lines were completed in an area with intrusive-hosted mineralization potential. Resistivity anomalies outlined by the survey were interpreted to be due to silica associated with high sulphidation alteration. Anomalies drilled to date have confirmed this interpretation and drilling to test them continues. One of the reconnaissance lines over the area with potential intrusive hosted mineralization had a strong chargeability anomaly indicating the presence of sulphides. Follow-up work on this anomaly is planned.

In early 2017, the Company commenced a drill program to test areas on the property that have potential to host additional Mineral Resources. A contract for diamond drilling was awarded to Energold de Panama S.A., who mobilized 3 man-portable rigs to the site. A total of 11,880 metres in 91 holes were completed in 2017. All results have been provided by the Company in press releases between April 27, 2017 and January 8, 2018.

Holes were drilled in the general area of the Quemita Zone (one of two zones that contain the 488,000 ounce Cerro Quema oxide gold Mineral Reserve); areas north of the Quemita zone; the area between the two resource areas (Chontal); and the Idaida and Caballito area to the south of Quemita. Drill targets included resistivity anomalies and areas of alteration that may host undiscovered gold mineralization in oxidized material. Along with testing for new discoveries, the drilling tested potential extensions to the resource zones outlined in the Cerro Quema Report, and possible upgrades to the resources within the pre-feasibility study proposed pits.

A new zone at Cabalito comprised of low-arsenic copper-gold mineralization and located 2 km south of Quemita was discovered in 2017.

Six holes were drilled in 2017 to obtain material for additional metallurgical testing. (3 at Quemita and 3 at La Pava). Material has been sent to KCA in Reno for column tests at a larger particle size than previous tests conducted on material from the property.

2018 Exploration

Drilling continued at Cerro Quema in 2018 with one rig currently in operation. A total of 7,536 metres were drilled in 2018 in 27 holes.

This work focused on the Caballito copper-gold discovery, and the Sombrero zone which is adjacent to the north of Caballito.

The Caballito zone is defined by a 650 to 800-metre-long northwest-southeast trending chargeability anomaly outlined by a 2017 IP survey. It is 350 to 400 metres wide. Highest grade mineralization occurs on the southwest side of the zone and is associated with very low resistivity within the overall chargeability due to very high sulphide content. Widths in excess of 100 metres grading better than 1% copper and associated 0.2 to 0.4 g/t gold have been reported.

In 2018, the Company re-examined core from sulphide intercepts below the Quemita oxide gold mineral reserve located 1.2 km to the northwest of Caballito and found indications of Caballito style copper-gold mineralization with low arsenic. Therefore, Orla extended the IP grid northward from the area surveyed in 2017 through this area and completed 25 line-km of new surveying in 2018. Results from the new IP indicated areas with potential for similar mineralization as found at Caballito. Six holes drilled north of Caballito in Sombrero intersected variable zones of alteration, but no high-grade mineralization. Further drilling is planned.

The Company completed column testing on material at larger sizes than previously tested. Gold recoveries on material crushed to 150 millimetres were 96% for the La Pava deposit, which contains approximately two thirds of the current mineral reserves, and 91% for the Quemita deposit. Operational recovery estimates are typically de-rated from column test data, but these results compare very favorably to an average operational recovery of 86% in the 2014 Pre-Feasibility Study at a crush size of -70 millimetres. Orla will incorporate the results into an updated process plan and operational recovery estimates that will consider one-stage crushing or run of mine instead of the two-stage crushing modelled in the 2014 PFS.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

Cerro Quema

2018 Drill Summary

Dec 31, 2018

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQMET-17-154	La Pava	549682	835017	180	-70	147.0	Met Hole (was drilled 40.5 to 147.0 in 2018)
CQDH-18-156	Caballito	554266	834599	90	-60	240.0	46.2	193.8	147.6	0.21	0.33
CQDH-18-157	Caballito	554352	834630	90	-60	247.5	9.0	39.0	30.0	0.73	ox
							39.0	52.5	13.5	0.59	sx
							75.0	199.5	124.5	0.47	1.54
				including			94.5	127.5	33.0	0.49	2.78
CQDH-18-158	Caballito	554157	834600	90	-60	351.0	No significant intercepts
CQDH-18-159	Caballito	554320	834475	70	-50	327.0	No significant intercepts
CQDH-18-160	Caballito	554472	834626	90	-60	300.0	39.6	125.4	85.8	0.39	1.44
CQDH-18-161	Caballito	554432	834715	90	-60	229.5	No significant intercepts
CQDH-18-162	Idaida	554389	834902	90	-60	300.0	No significant intercepts
CQDH-18-163	Caballito	554280	834703	90	-60	300.0	4.5	18.0	13.5	0.45	ox
							42.5	190.2	147.7	0.28	1.25
				including			145.0	187.0	42.0	0.36	3.12
CQDH-18-164	Idaida	554192	834931	90	-60	232.5	0.0	33.0	33.0	0.81	ox
							52.5	96.3	43.8	0.36	ox
							96.3	122.0	25.7	0.52	1.96
							129.5	144.0	14.5	0.35	0.72
CQDH-18-165	Caballito	554642	834604	90	-60	231.0	36.0	45.0	9.0	0.92	0.19
							56.7	78.8	22.1	0.27	0.52
CQDH-18-166	Caballito	554650	834850	250	-65	285.0	56.8	71.0	14.2	0.31	0.32
							80.8	146.0	65.2	0.30	0.83
				including			81.3	93.0	11.7	0.28	2.38
CQDH-18-167	Idaida	554155	835144	90	-50	295.5	134.5	236.2	101.7	0.10	0.27
				including			223.5	234.0	10.5	0.16	0.76
CQDH-18-168	Idaida	554151	835146	225	-50	250.5	No significant intercepts
CQDH-18-169	Idaida	554153	835145	60	-50	300.0	128.0	262.0	134.0	0.14	0.62
CQDH-18-170	Idaida	554498	834911	90	-45	232.5	25.5	54.0	28.5	0.30	0.30
CQDH-18-171	Idaida	554498	834911	90	-70	201.0	79.9	84.5	4.6	0.12	0.94
							130.5	135.0	4.5	0.13	1.07
CQDH-18-172	Sombrero	553620	835714	90	-65	243.0	No significant intercepts

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQDH-18-173	Sombrero	554051	835691	325	-60	235.5	No significant intercepts
CQDH-18-174	Sombrero	553989	835621	270	-60	120.0	No significant intercepts
CQDH-18-175	Sombrero	553940	835494	270	-80	360.0	22.0	35.4	13.4	2.11	0.07
CQDH-18-176	Sombrero	553934	835502	90	-65	177.0	24.0	43.5	19.5	0.59	0.06
CQDH-18-177	Sombrero	554223	834801	90	-60	274.5	0.0	14.6	14.6	0.25
							136.6	196.6	60.0	0.09	0.10
CQDH-18-178	Caballito	554283	834706	270	-75	210.0	67.0	119.5	52.5	0.30	0.84
				including			68.0	90.3	22.3	0.34	1.48
CQDH-18-179	Idaida	554140	835047	90	-65	454.5	0.0	6.1	6.1	0.30
							68.7	129.8	61.1	0.55	1.34
				including			103.5	128.3	24.8	0.89	2.91
CQDH-18-180	Idaida	554385	834900	270	-55	289.5	No significant intercepts
CQDH-18-181	Idaida	554370	835164	270	-70	414.0	104.1	114.5	10.4	0.13	0.92
							140.5	297.0	156.5	0.15	0.69
				including			140.5	151.5	11.0	0.23	1.99
				including			162.0	207.7	45.7	0.24	1.30
				including			245.9	255.3	9.4	0.20	1.13
CQDH-18-182	Idaida	554174	835299	90	-65	328.5	No significant intercepts
Total 2018 drilling (metres)						7,536.0

Notes:
(1)	All gold and copper values are uncut except for hole CQDH-18-160 where a 7.0% and a 36.0% assay were cut to 3.4% (third highest assay).
(2)	Widths are shown as intercepted widths.
(3)	Drill results were reviewed and approved by Hans Smit, P.Geo., Chief Operating Officer at Orla.
(4)	Data as of December 31, 2018.
(5)	ox = oxide.

OUTLOOK/FUTURE PLANS

The Company has an ongoing environmental management plan that includes installing and maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

The Company has an active community relations program that includes providing hot lunches to 5 to 15-year-old children studying in the 12 schools located within a 15 km radius of the Project. We also provide support for various local amateur sports teams, a youth orchestra, local fairs, and cultural events.

There were no notable exploration activities at Cerro Quema in 2019. In January 2019, the total workforce at Cerro Quema was reduced from 77 to 36 employees in an effort to reduce the day-to-day expenditures at the project.

In 2020, the Company plans to update the Cerro Quema pre-feasibility study on the oxide heap leach gold project initially completed in 2014. This will include updated mineral reserve and mineral resource estimates. In addition to the work on oxide mineralization, the Company will continue to advance exploration of the Caballito copper-gold sulphide discovery. This style of mineralization, identified in 2018, presents potential value to the project in addition to the current heap-leach oxide gold project. In addition to the 1.2 km long trend north of Caballito through to Quemita, the Pelona area in the eastern part of the project provides extensive target areas for additional Caballito-style mineralization.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

RISK FACTORS

In addition to the usual risks associated with an investment in a mineral exploration and development company, the Company believes that, in particular, the risk factors set out below should be considered. It should be noted that this list is not exhaustive and that other risk factors may apply. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors of the Company are currently unaware or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects could be materially adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment. An investment in the Company may not be suitable for all investors.

FINANCING RISKS

The Company has limited financial resources, no history of mineral production, operations or source of operating cash flow and continues to experience losses from operations, a trend the Company expects to continue. The exploration and development of the Company’s properties, including continuing exploration, will require additional financing. Historically, the Company has been financed through the issuance of Common Shares and other equity securities. Although Orla has been successful in the past in obtaining financing, the Company has limited financial resources. The Company has no assurance that additional funding will be available to it in the future to fulfill the Company’s existing obligations or further exploration and development and, if obtained, on terms favourable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company.

The most likely source of future financing presently available to the Company is through the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Failure to obtain required financing could result in delay or indefinite postponement of its anticipated activities in the coming years and could cause the Company to forfeit its interests in some or all of the Company’s properties or to reduce or terminate the Company’s operations. Failure to obtain required financing would have a material adverse effect on the Company’s business, financial condition, and results of operations.

UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

The figures for Mineral Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves or Mineral Resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual Mineral Reserves or Mineral Resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geologic structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of Mineral Reserves and Mineral Resources may have a material adverse effect on the Company’s future cash flows, results of operations and financial condition.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may result in a revision of estimates from time to time or may render the estimates uneconomic to exploit. Mineral Resource and Mineral Reserve data is not indicative of future results of operations. Estimated Mineral Resources or Mineral Reserves for the Company’s properties are evaluated from time to time and may require adjustments or downward revisions based upon further exploration or development work, geological interpretation, drilling results, metal prices or actual production experience. Any material reductions in estimates could have a material adverse effect on the Company’s results of operations and financial condition.

The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company’s current or future activities, including exploration and development activities and operations of the Company require licenses, permits or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities and that it does not currently have any material environmental obligations. However, there may be unforeseen environmental liabilities resulting from exploration, development and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on us.

One of the Company’s principal mineral properties is located in Panama. Panama remains a developing country. If the economy of Panama fails to continue growth or suffers a recession, it may have an adverse effect on the Company’s operations in that country. The Company does not carry political risk insurance.

Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

CONCESSIONS RISKS

The original 20-year term for the concessions at the Cerro Quema Project expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018. On February 11, 2019 a new drilling permit for the Pelona area in the eastern part of the concessions was received. Furthermore, the Panamanian Ministry of Commerce and Industry accepted the most recent annual report for the concessions which includes a work plan for 2019. The 2019 concessions tax payment was accepted in February 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. On February 3, 2020, the annual concession payments were made and accepted.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

As of the date of this AIF, final concession renewals have not been received. There is no assurance that the Company will receive the extensions or receive them within a reasonable time period. Failure to receive the extensions would have a material adverse effect on the Company’s business, financial condition, and results of operations.

ESIA PERMIT

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals. It is reviewing all options including ceasing site activities until such time as approval of the renewals and the permits is finalized. There is no assurance that the Company will receive the various approvals, including the modification to the ESIA, or receive them within a reasonable time period. Failure to receive the ESIA would have a material adverse effect on the Company’s business, financial condition, and results of operations.

PERMITTING RISKS

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, Mineral Resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by the Adjacent Owner and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the Camino Rojo Report, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full Mineral Resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

The Camino Rojo Report is based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the proposed mine plan in the Camino Rojo Report.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of Mineral Resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the Mineral Resource estimate by limiting access to significant mineralized material at depth. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

There are three ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that would be required by the Company for a potential open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the San Tiburcio Ejido. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business. The Company currently owns all surface rights required for exploration and development of the Cerro Quema project.

PRODUCTION ESTIMATES

The Company has Mineral Reserve estimations for its existing Cerro Quema and Camino Rojo projects and such estimates are based on a pre-feasibility study. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. The realization of estimates is dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding grades and recovery rates, ground conditions (including hydrology), the physical characteristics of deposits, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, haulage, and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities in addition to adversely affecting mineral production.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

COST ESTIMATES

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve and Mineral Resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

METAL PRICES

The Company’s long-term viability depends, in large part, upon the market price of gold and silver. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices have fluctuated widely, particularly in recent years. The marketability of metals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, global consumption patterns, supply of, and demand for, metals, speculative activities, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has an interest may be mined at a profit.

Declining metal prices can also impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations.

GLOBAL FINANCIAL CONDITIONS

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices; demand for metals, including gold and silver; availability of credit; investor confidence; and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

THREAT OF INFECTIOUS DISEASES OR OUTBREAKS OF VIRUSES

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, governmental disruptions or other unknown but potentially significant impacts. At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its ability to finance, its business and financial results and the market price of its securities.

UNINSURED RISKS

Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses, and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance against political risks, underground development risks, production facilities risks, business interruption or loss of profits, theft of doré bars, the economic value to re-create core samples, environmental risks, and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

COMPETITIVE LANDSCAPE

The mineral exploration business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than the Company, in the search for and acquisition of exploration and development rights on desirable mineral properties, for capital to finance its activities and in the recruitment and retention of qualified employees. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights, financing, or recruiting and retaining employees.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and Panama is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects.

CONFLICTS OF INTEREST

The Company’s Directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

SHARE PRICE FLUCTUATIONS

The Common Shares are listed and posted for trading on the TSX. An investment in the Company’s securities is highly speculative. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

TAX MATTERS

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

CURRENCY FLUCTUATIONS

The Company’s operations in Mexico and Panama make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars, Canadian dollars, and Mexican pesos. As the exchange rates of the U.S. dollar and Mexican peso fluctuate against the Canadian dollar, the Company will experience foreign exchange gains or losses. The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations but may decide to do so in the future.

LIMITED OPERATING HISTORY

The Company has no history of generating operating revenues or profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

NEGATIVE OPERATING CASH FLOW

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

NON-GOVERNMENTAL ORGANIZATION INTERVENTION

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

OUTSIDE CONTRACTOR RISKS

It is common for certain aspects of mining operations, such as drilling, blasting and underground development, to be conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

UNRELIABLE HISTORICAL DATA

The Company has compiled technical data in respect of the Camino Rojo and Cerro Quema projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration programs.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

NO DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

FOREIGN SUBSIDIARIES

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of the assets of the Company are located outside of Canada and certain of the Directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Directors and officers of the Company residing outside of Canada.

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 187,102,168 Common Shares were issued and outstanding as December 31, 2019, and 187,192,168 Common Shares are issued and outstanding as of March 23, 2020.

The holders of Common Shares will be entitled to receive notice of and to attend any meeting of the shareholders of Orla and will be entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares will be entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of Orla in the event of any dissolution, liquidation or winding-up of Orla, whether voluntary or involuntary, or other distribution of assets of Orla among shareholders for the purposes of winding up its affairs.

WARRANTS

None of the Company’s outstanding share purchase warrants are listed and posted for trading on the TSX and none of the Company’s outstanding share purchase warrants, except for the February 2021 Warrants, are governed by the terms of a warrant indenture.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

The following table summarizes information about the number of warrants outstanding as of December 31, 2019 and as of the date of this AIF:

Expiry date	Exercise price	December 31, 2019	Date of this AIF
February 15, 2021	$2.35	8,790,600	8,790,600
July 8, 2021	$0.62	570,000	570,000
June 12, 2022	$1.65	5,842,500	5,842,500
November 7, 2022	$1.40	3,000,000	3,000,000
December 18, 2026	$3.00	32,500,000	32,500,000
Total number of warrants		50,703,100	50,703,100

Weighted average exercise price		$2.61	$2.61

STOCK OPTIONS, RESTRICTED SHARE UNITS, DEFERRED SHARE UNITS AND BONUS SHARES

As at March 20, 2020:

•	9,827,336 Common Shares are issuable on exercise of outstanding stock options;

•	1,014,972 Common Shares are issuable upon vesting of outstanding Restricted Share Units (or cash may be payable in lieu thereof); and

•	508,780 Common Shares are issuable upon vesting of outstanding Deferred Share Units (or cash may be payable in lieu thereof).

In addition, the Company has granted an entitlement to its Chairman of the Board to receive a one-time award of 500,000 Common Shares (“Chairman Bonus Shares”) at a deemed price of $1.39 per Chairman Bonus Share in consideration for his acting as Chairman of the Board, which Chairman Bonus Shares have certain vesting restrictions. The Chairman Bonus Shares will only become issuable on the date that Mr. Jeannes ceases to act as a director of the Company following June 18, 2020, unless the Chairman Bonus Shares sooner vest upon a change of control of the Company as defined in the award agreement.

The Company has also granted an entitlement to its President and Chief Executive Officer to receive a one-time award of 1,000,000 Common Shares (“CEO Bonus Shares”), which CEO Bonus Shares have staged vesting restrictions based upon the Company’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified percentage of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement. As of the date of this AIF, the vesting conditions for 250,0000 of these CEO Bonus Shares had been achieved; however, the Common Shares had not yet been issued.

DIVIDENDS

The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. There are no restrictions that could prevent the Company from paying dividends. The Company has not paid any dividends on its Common Shares since its incorporation.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

MARKET FOR SECURITIES

The Common Shares are currently listed and posted for trading on the TSX under the symbol “OLA”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year ended December 31, 2019.

Month	High (C$)	Low ($)	Volume
January 2019	$1.28	$0.94	1,032,688
February 2019	$1.40	$1.10	2,942,904
March 2019	$1.20	$1.00	1,725,766
April 2019	$1.10	$0.85	2,613,332
May 2019	$1.08	$0.96	1,326,871
June 2019	$1.12	$0.96	1,461,761
July 2019	$1.54	$1.10	10,442,066
August 2019	$1.80	$1.45	6,244,258
September 2019	$1.78	$1.49	3,665,894
October 2019	$1.74	$1.42	3,126,895
November 2019	$1.72	$1.45	2,133,402
December 2019	$2.05	$1.60	14,818,571

The price of the Common Shares as quoted by the TSX at the close on December 31, 2019 was C$2.00 and on March 20, 2020 was C$1.76.

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, province or state, and country of residence of each current Director and executive officer of the Company, their respective positions held with the Company and their respective principal occupations during the preceding five years.

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Jason D. Simpson [3] President, Chief Executive Officer and Director Ontario, Canada	November 2018	Director, President and Chief Executive of the Company since November 2018; Chief Operating Officer of Torex Gold Resources Inc. from January 2013 to November 2018.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Charles A. Jeannes [1,2,4] Director (Non-Executive Chair of the Board of Directors) Nevada, USA	June 2017	Non-Executive Chairman of the Board of Directors; Director of Tahoe Resources Inc. from January 2017 to February 2019; Director of Pan American Silver Corp. since February 2019 and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2016 (mining companies); former President and Chief Executive Officer of Goldcorp (mining company) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008; serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board).
George Albino [1,4] Director Colorado, USA	June 2017	Corporate Director and Geologist; Chairman of the Board of Eldorado Gold Corporation (mining company) since December 2017 and director since October 2016; Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016.
Tim Haldane [3] Director Arizona, USA	June 2017	Mining professional with international project development experience; previously Senior Vice-President of Operations - USA and Latin America at Agnico Eagle (mining company) from 2014 until February 2017.
Richard Hall [2,4] Director Colorado, USA	June 2015	Corporate Director, Geologist and Mineral Industry Consultant; Director at IAMGold Corporation from March 2012 to present, Kaminak Gold Corporation from February 2013 to July 2016 and Klondex Mines Ltd. (Chairman) from September 2014 to July 2018 (all mining companies).
Jean Robitaille [2,3] Director Ontario, Canada	December 2016	Senior Vice-President, Business Strategy and Technical Services at Agnico Eagle (mining company) since 2014; 30 years at Agnico Eagle, including as Senior Vice-President, Technical Services and Project Development (2008 to 2013), Vice-President, Metallurgy and Marketing, General Manager, Metallurgy and Marketing and Mill Superintendent and Project Manager; prior to Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group (mining company); director of Pershimco Resources Inc. (2011 to 2016).
David Stephens [1] Director Alberta, Canada	March 2018	Partner, Agentis Capital Mining Partners (capital markets advisory) and consultant (mining and technology) from 2019-present; Vice President, Corporate Development and Marketing at Goldcorp (mining company) from 2017-2019; Vice President, Treasurer of Goldcorp (2016-2017); Director, Business Development of Goldcorp (2015-2016); prior joining Goldcorp, he spent 10 years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Elizabeth McGregor [1,4] Director British Columbia, Canada	June 2019	Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. (mining company) from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019; prior to her role as Chief Financial Officer, she served as Tahoe Resources Inc.’s VP Treasurer; Goldcorp (mining company) from 2007 to 2013, where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. She has served as a director of Kinross Gold Corporation (mining company) since November 6, 2019.
Etienne Morin Chief Financial Officer British Columbia, Canada	April 2018	Chief Financial Officer of the Company since May 2018; Director, Investor Relations of Goldcorp (mining company) from June 2017 to May 2018; Director, Business Planning and Financial Evaluations of Goldcorp from March 2014 to September 2016; Director of Corporate Development of Goldcorp from January 2013 to April 2014 and from October 2016 to June 2017.

Notes:
(1)	Member of the Audit Committee. Ms. McGregor is the Chairperson of the Audit Committee.
(2)	Member of the Compensation Committee. Mr. Hall is the Chairman of the Compensation Committee.
(3)	Member of the Environmental, Sustainability, Health & Safety Committee. Mr. Haldane is the Chairman of the Environmental, Sustainability, Health & Safety Committee.
(4)	Member of the Corporate Governance & Nominating Committee. Mr. Albino is the Chairman of the Corporate Governance & Nominating Committee.

Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he/she becomes disqualified to act as a Director of the Company.

As at March 20, 2020, and based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), the Directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 6,925,050 Common Shares, representing approximately 3.7% of the total number of Common Shares outstanding before giving effect to the exercise of stock options, Restricted Share Units, Deferred Share Units or warrants to purchase Common Shares held by such Directors and executive officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and, except as set out below, none of the Directors or executive officers of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

None of the Directors or executive officers of the Company or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or (a) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Directors or executive officers of the Company, or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s Directors or officers. However, certain of the Directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them. See the section of this AIF entitled “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions involving Orla or its properties as at the date of this AIF, and Orla is not aware of any such proceedings or actions currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no Director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The Warrant Agent for the February 2021 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2019 or since such time or before such time that are still in effect, other than those in the ordinary course of business, are as follows:

1,	The Loan Agreement with respect to the Facility. See “General Development of the Business – Developments During 2019” for further details.

INTERESTS OF EXPERTS

QUALIFIED PERSONS UNDER NI 43-101

The following persons have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, the Company’s financial year ended December 31, 2019:

Camino Rojo Report – Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI, Michael G. Hester, FAusIMM of IMC and David Hawkins, C.P.G. of Barranca Group, LLC.

Cerro Quema Report – Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Each of the aforementioned persons are independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the Report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company.

All scientific and technical information in this AIF has been reviewed and approved by Hans Smit, P.Geo., who is a “Qualified Person” under NI 43-101. As of the date hereof, Hans Smit held 3,082,900 Common Shares, 100,000 warrants, 1,214,305 stock options, and 221,509 RSUs of the Company.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

AUDITORS

The Company’s independent auditors are Davidson and Company LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report in respect to the Company’s consolidated financial statements for the year ended December 31, 2019. Davidson and Company LLP has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules and standards of the PCAOB.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of annual and quarterly financial statements and management’s discussion and analysis.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is comprised of four Directors. The following table sets out the name of each current Audit Committee member and whether they are “independent” and “financially literate”. To be considered independent, a member of the Audit Committee must not have any direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement. To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected by the Company’s financial statements.

Name of Member	Independent	Financially Literate
Elizabeth McGregor	Yes	Yes
George Albino	Yes	Yes
Charles A. Jeannes	Yes	Yes
David Stephens	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with: an understanding of the accounting principles used by Orla to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Orla’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting, is set out below.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

ELIZABETH MCGREGOR

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 2016 until the acquisition by Pan American Silver Corp. in February 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

DAVID STEPHENS

Mr. Stephens is a Partner at Agentis Capital Mining Partners which provides capital markets advisory services and is a consultant in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

GEORGE ALBINO

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium, and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals, and diamonds. He is also currently Chairman of the Board of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from the University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

CHARLES JEANNES

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

AUDIT COMMITTEE OVERSIGHT

Since the commencement of Orla’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4, Section 3.2, Section 3.4, Section 3.5 or Section 3.8 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the Company’s auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category that has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Orla’s auditors (i) if such services are of a type whereby the performance of which would cause the auditors to cease to be independent within the meaning of applicable rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees [1]	Audit-Related Fees [2]	Tax Fees [3]	All Other Fees [4]
December 31, 2019	$90,000	$20,500	$22,350	$	NIL
December 31, 2018	$92,500	$31,000	$12,500	$	NIL

Notes:
(1)	Fees billed by the Company’s auditor for audit services.
(2)	Fees billed by the Company's external auditor for assurance-related services that are not included in “audit fees”. Such fees consist primarily of quarterly reviews and work related to providing consents pursuant to financings.
(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.orlamining.com.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Company dated May 9, 2019 prepared for its most recent annual meeting of shareholders held on June 12, 2019 and filed on SEDAR at www.sedar.com. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2020 annual meeting of shareholders currently scheduled to be held in May 2020 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended December 31, 2019, which are filed on SEDAR at www.sedar.com.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

INTRODUCTION

The primary responsibility of the Audit Committee (the “Committee”) is to oversee Orla Mining Ltd.’s (the, “Company” or “Orla”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's annual financial statements.

1.	RESPONSIBILITIES AND AUTHORITY

The role, responsibility, authority, and power of the Committee includes, but is not be limited to the following:

(a)	the Committee shall be directly responsible for the appointment and termination (subject to Board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;

(b)	the Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Company to discuss and review specific issues, as appropriate;

(c)	the Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk and legal risk;

(d)	the Committee shall, at least annually, obtain and review a report by the independent auditors:

(i)	describing their internal quality control procedures;

(ii)	reviewing any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by a government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and

(iii)	outlining all relationships between the independent auditor and the Company in order to assess the auditor's independence;

(e)	the Committee shall meet separately, on a regular basis, with management and the independent auditors to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;

(f)	the Committee shall receive regular reports from the independent auditors on critical policies and practices of the Company, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Company is using best practices;

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

(g)	the Committee shall review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors' report on management's assertion;

(h)	the Committee shall review and discuss earnings press releases, as well as information and earnings guidance provided to analysts and rating agencies;

(i)	the Committee shall review the interim and annual financial statements and disclosures under management's discussion and analysis of financial condition and results of operations with management and the annual audited statements with the independent auditors, prior to recommending them to the Board for approval, release, or inclusion in any reports to shareholders and/or securities commissions;

(j)	the Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;

(k)	the Committee shall review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l)	the Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four times per year. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee (the “Chair”) or as requested by any Committee member or the external auditors or management;

(m)	the Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

(n)	the Committee shall pre-approve all non-audit services to be provided to the Company by the external auditors;

(o)	the Committee shall review and approve the Company's policy with regard to the hiring of current and former partners or employees of the present and former external auditors;

(p)	the Committee shall report on all the foregoing matters to the directors of the Company at the next Board meeting following;

(q)	at all times, the membership of the Committee shall be such that:

(i)	it shall be comprised of no fewer than three members;

(ii)	the majority of the members thereof shall be “unrelated directors” or “independent” directors of the Company, as may be defined by the TSX Venture Exchange, the Ontario Securities Commission, or any other regulator to which the Company reports or may report in the future;

(iii)	the majority of the members of the Committee shall be financially literate in terms of the ability to read and understand a set of financial statements;

(iv)	no independent member of the Committee shall have a material business relationship with the Company;

(r)	no business shall be transacted by the Committee except at a meeting of the members thereof at which;

(i)	a majority of the members thereof are present;

(ii)	a majority of the members thereof present are ''unrelated or independent directors” of the Company; or

(iii)	by a resolution in writing signed by all of the members of the Committee;

(s)	the minutes of all meetings of the Audit Committee shall be provided to the Board.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2019	Canadian dollars unless otherwise stated

2.	CODE OF BUSINESS CONDUCT AND ETHICS

With regard to the Company’s Code of Business Conduct and Ethics (the “Code”) and its Whistleblower Policy (the “Policy”) the Committee shall:

(a)	review periodically and recommend to the Board any amendments to the Code and/or Policy and monitor the policies and procedures established by management to ensure compliance with the Code;

(b)	review actions taken by management to ensure compliance with the Code and their response to any violations of the Code; and

(c)	monitor the adequacy of the Code, any proposed amendments to the Code and any waivers of the Code granted by the Board.

3.	RESPONSIBILITIES OF THE COMMITTEE CHAIR

The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and to provide leadership to the Committee in fulfilling its Charter and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board to establish the frequency of Committee meetings and the agendas for such meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering and environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to significant activities of the Committee and any recommendations of the Committee;

(e)	addressing, or causing to be addressed, all concerns communicated to the Chair under the Code and Policy;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

4.	ADOPTION

The Charter was adopted by the Board on December 6, 2016.